SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY11 Part 3 of 5

Part 3 of 5

Financial statements IFRS

Consolidated income statement
For the year ended 31 December 2011

	2011 £m	2011 £m	2010 £m	2010 £m
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Income
Gross written premiums	30,000	2,118	31,805	4,469
Premiums ceded to reinsurers	(1,673)	(75)	(1,734)	(129)
Premiums written net of reinsurance	28,327	2,043	30,071	4,340
Net change in provision for unearned premiums	(236)	(56)	(73)	(2)
Net earned premiums	28,091	1,987	29,998	4,338
Fee and commission income	1,479	97	1,450	332
Net investment income	5,991	436	18,749	3,244
Share of loss/(profit) after tax of joint ventures and associates	(123)	28	141	(10)
Profit/(loss) on the disposal and re-measurement of subsidiaries and associates	565	(32)	163	(4)
	36,003	2,516	50,501	7,900
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(26,934)	(1,475)	(24,918)	(4,234)
Change in insurance liabilities, net of reinsurance	(3,730)	(909)	(6,608)	(569)
Change in investment contract provisions	1,224	(94)	(8,693)	(48)
Change in unallocated divisible surplus	2,721	(19)	362	(33)
Fee and commission expense	(4,554)	(192)	(5,433)	(434)
Other expenses	(3,297)	(291)	(2,573)	(964)
Finance costs	(798)	(262)	(699)	(723)
	(35,368)	(3,242)	(48,562)	(7,005)
Profit/(loss) before tax	635	(726)	1,939	895
Tax attributable to policyholders' returns	178	-	(394)	-
Profit/(loss) before tax attributable to shareholders' profits	813	(726)	1,545	895
Tax (expense)/credit	(51)	202	(717)	(225)
Less: tax attributable to policyholders' returns	(178)	-	394	-
Tax attributable to shareholders' profits	(229)	202	(323)	(225)
Profit/(loss) after tax	584	(524)	1,222	670
(Loss)/profit from discontinued operations	(524)		670
Profit for the year	60		1,892
Attributable to:
Equity shareholders of Aviva plc	225		1,463
Non-controlling interests	(165)		429
	60		1,892
Earnings per share
Basic (pence per share)	5.8p		50.4p
Diluted (pence per share)	5.7p		49.6p
Continuing operations - Basic (pence per share)	17.0p		37.6p
Continuing operations - Diluted (pence per share)	16.7p		37.0p

Consolidated statement of comprehensive income
For the year ended 31 December 2011

	2011 £m	2010 £m
Profit for the year from continuing operations	584	1,222
(Loss)/profit for the year from discontinued operations	(524)	670
Total profit for the year	60	1,892

Other comprehensive income from continuing operations:
Investments classified as available for sale
Fair value gains	414	505
Fair value gains transferred to profit on disposals	(148)	(73)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	21	78
Owner-occupied properties
Fair value gains/(losses)	2	(14)
Share of other comprehensive income of joint ventures and associates	(134)	-
Actuarial gains on pension schemes	996	1,078
Other pension scheme movements	(22)	(18)
Foreign exchange rate movements	(254)	55
Aggregate tax effect - shareholder tax	(261)	(116)
Other comprehensive income, net of tax from continuing operations	614	1,495
Other comprehensive income, net of tax from discontinued operations	82	(64)
Total other comprehensive income, net of tax	696	1,431
Total comprehensive income for the year from continuing operations	1,198	2,717
Total comprehensive income for the year from discontinued operations	(442)	606
Total comprehensive income for the year	756	3,323

Attributable to:
Equity shareholders of Aviva plc	923	2,950
Non-controlling interests	(167)	373
	756	3,323

Consolidated statement of changes in equity
For the year ended 31 December 2011

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compen- sation reserve £m	Retained earnings £m	Equity attribu- table to share-holders of Aviva plc £m	Direct capital instruments £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725
Profit for the year	-	-	-	-	-	-	-	-	-	-	225	225	-	(165)	60
Other comprehensive income	-	-	-	-	-	(165)	4	72	30	-	757	698	-	(2)	696
Total comprehensive income for the year	-	-	-	-	-	(165)	4	72	30	-	982	923	-	(167)	756
Owner-occupied properties
fair value gains transferred to retained earnings on disposals	-	-	-	-	-	-	(6)	-	-	-	6	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(813)	(813)	-	-	(813)
Shares issued in lieu of dividends	21	-	(21)	-	-	-	-	-	-	-	307	307	-	-	307
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	68	68
Effect of deconsolidation of Delta Lloyd	-	-	-	-	-	(485)	(2)	(115)	-	-	2	(600)	-	(1,770)	(2,370)
Non controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(126)	(126)
Transfer to profit on disposal of subsidiaries	-	-	-	-	-	(3)	-	-	-	-	-	(3)	-	-	(3)
Changes in non-controlling interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Shares acquired by employee trusts	-	-	-	-	(29)	-	-	-	-	-	-	(29)	-	-	(29)
Shares distributed by employee trusts	-	-	-	-	18	-	-	-	-	-	(18)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	48	-	48	-	-	48
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(61)	61	-	-	-	-
Reclassification to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	(205)	(205)
Aggregate tax effect - shareholder tax (note A5(c))	-	-	-	-	-	-	-	-	-	-	16	16	-	-	16
Balance at 31 December	726	200	1,173	3,271	(43)	1,530	79	530	(663)	86	5,954	12,843	990	1,530	15,363

Consolidated statement of changes in equity continued
For the year ended 31 December 2010

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compen-sation reserve £m	Retained earnings £m	Equity attribu- table to share-holders of Aviva plc £m	Direct capital instruments £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,463	1,463	-	429	1,892
Other comprehensive income	-	-	-	-	-	(38)	(21)	411	78	-	1,057	1,487	-	(56)	1,431
Total comprehensive income for the year	-	-	-	-	-	(38)	(21)	411	78	-	2,520	2,950	-	373	3,323
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(757)	(757)	-	-	(757)
Shares issued in lieu of dividends	13	-	(13)	-	-	-	-	-	-	-	209	209	-	-	209
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	42	42
Dilution of shareholding in Delta Lloyd	-	-	-	-	-	(3)	-	(1)	-	-	(4)	(8)	-	8	-
Non-controlling interests' share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(187)	(187)
Non-controlling interests in acquired/(disposed) subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	3	3
Changes in non-controlling interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(38)	(38)
Shares acquired by employee trusts	-	-	-	-	(14)	-	-	-	-	-	-	(14)	-	-	(14)
Shares distributed by employee trusts	-	-	-	-	50	-	-	-	-	-	(50)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	41	-	41	-	-	41
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(51)	51	-	-	-	-
Aggregate tax effect - shareholder tax (note A5(c))	-	-	-	-	-	-	-	-	-	-	17	17	-	-	17
Balance at 31 December	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725

Consolidated statement of financial position
As at 31 December 2011

	2011 £m	2010 £m
Assets
Goodwill	2,640	3,391
Acquired value of in-force business and intangible assets	2,021	2,806
Interests in, and loans to, joint ventures	1,700	1,994
Interests in, and loans to, associates	1,118	643
Property and equipment	510	750
Investment property	11,638	13,064
Loans	28,116	43,074
Financial investments	216,058	253,288
Reinsurance assets	7,112	7,084
Deferred tax assets	238	288
Current tax assets	140	198
Receivables	7,937	8,295
Deferred acquisition costs and other assets	6,444	6,072
Prepayments and accrued income	3,235	3,691
Cash and cash equivalents	23,043	25,455
Assets of operations classified as held for sale	426	14
Total assets	312,376	370,107
Equity
Capital
Ordinary share capital	726	705
Preference share capital	200	200
	926	905
Capital reserves
Share premium	1,173	1,194
Merger reserve	3,271	3,271
	4,444	4,465
Shares held by employee trusts	(43)	(32)
Other reserves	1,562	2,245
Retained earnings	5,954	5,411
Equity attributable to shareholders of Aviva plc	12,843	12,994
Direct capital instruments	990	990
Non-controlling interests	1,530	3,741
Total equity	15,363	17,725
Liabilities
Gross insurance liabilities	150,101	177,700
Gross liabilities for investment contracts	110,644	117,787
Unallocated divisible surplus	650	3,428
Net asset value attributable to unitholders	10,352	9,032
Provisions	992	2,943
Deferred tax liabilities	1,171	1,758
Current tax liabilities	232	314
Borrowings	8,450	14,949
Payables and other financial liabilities	11,230	20,292
Other liabilities	2,828	4,179
Liabilities of operations classified as held for sale	363	-
Total liabilities	297,013	352,382
Total equity and liabilities	312,376	370,107

Consolidated statement of cash flows

For the year ended 31 December 2011

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	2011 £m	2010 £m
Cash flows from operating activities
Cash generated from continuing operations	107	1,337
Tax paid	(434)	(412)
Net cash (used in)/from operating activities - continuing operations	(327)	925
Net cash (used in)/from operating activities - discontinued operations	(15)	882
Total net cash (used in)/from operating activities	(342)	1,807
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired	(114)	542
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	877	222
New loans to joint ventures	(18)	(64)
Repayment of loans to joint ventures	17	5
Net new loans to joint ventures	(1)	(59)
Purchases of property and equipment	(97)	(161)
Proceeds on sale of property and equipment	48	18
Purchases of intangible assets	(123)	(131)
Net cash from investing activities - continuing operations	590	431
Net cash used in investing activities - discontinued operations	(512)	(82)
Total net cash from investing activities	78	349
Cash flows from financing activities
Treasury shares purchased for employee trusts	(29)	(14)
New borrowings drawn down, net of expenses	3,646	2,885
Repayment of borrowings	(3,602)	(2,059)
Net drawdown of borrowings	44	826
Interest paid on borrowings	(708)	(696)
Preference dividends paid	(17)	(17)
Ordinary dividends paid	(431)	(472)
Coupon payments on direct capital instruments	(58)	(59)
Capital contributions from non-controlling interests	68	42
Dividends paid to non-controlling interests of subsidiaries	(126)	(157)
Changes in controlling interest in subsidiary	-	15
Net cash used in financing activities - continuing operations	(1,257)	(532)
Net cash used in financing activities - discontinued operations	(516)	(821)
Total net cash used in financing activities	(1,773)	(1,353)
Total net (decrease)/increase in cash and cash equivalents	(2,037)	803
Cash and cash equivalents at 1 January	24,695	24,251
Effect of exchange rate changes on cash and cash equivalents	(257)	(359)
Cash and cash equivalents at 31 December	22,401	24,695

Notes to the  consolidated financial statements continued

A1 - Basis of preparation

(a)  The results for the year ended 31 December 2011 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The results in this preliminary announcement have been prepared in accordance with IFRS applicable at 31 December 2011 and have been taken from the Group's Annual Report and Accounts, which will be available on the Company's website on 29 March 2012.

               During 2009 and 2010, the IASB issued amendments to IFRS 1, First Time Adoption of IFRS, IAS 24, Related Party Disclosures, and IAS 32, Financial Instruments - Presentation, and the results of its annual improvements project, all of which have been endorsed by the EU. In addition, IFRIC interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, and an amendment to interpretation 14, IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, issued in 2008 and 2009, have now been endorsed by the EU. These are all applicable for the first time in the current accounting period and are now reflected in the Group's financial reporting, with no material impact.

               The preliminary announcement for the year ended 31 December 2011 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results on an IFRS basis for the full year 2011 and 2010 have been audited by Ernst & Young LLP. The auditor has reported on the 2011 and 2010 financial statements, and the report was unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2010 Report and Accounts has been filed with the Registrar of Companies.

               After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(b)  Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The consolidated financial statements are stated in sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).

(c)  The Group's shareholding in Delta Lloyd N.V. ("Delta Lloyd") was reduced to 42.7%, representing 40% of shareholder voting rights, following the sale of shares on 6 May 2011. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd. The effect of this in the various movements reconciliation tables in these notes is described as "Deconsolidation of Delta Lloyd".

               The transaction resulted in the loss of control of a major geographical area of operations, previously presented as 'Delta Lloyd' in the segmental reporting note. The results of Delta Lloyd up to the transaction date, as well as those for preceding years, have therefore been classified as discontinued operations. The Group's share of the profits of its retained interest in Delta Lloyd as an associate after the transaction date form part of continuing operations.

(d)  The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items. The Group focuses instead on an operating profit measure (also referred to as adjusted operating profit) that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes amortisation and impairment of goodwill and intangibles; the profit or loss on disposal of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

A2 - Exchange rates
The Group's principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2011	2010
Eurozone
- Average rate (€1 equals)	£0.87	£0.85
- Period end rate (€1 equals)	£0.84	£0.86
United States
- Average rate ($US1 equals)	£0.63	£0.65
- Period end rate ($US1 equals)	£0.65	£0.64

Total foreign currency movements during 2011 resulted in a loss recognised in the income statement of £35 million (2010: £34 million gain).

A3 - Subsidiaries

(a) Acquisitions
(i) Material acquisitions
There were no material acquisitions in the year ended 31 December 2011.

(ii) Other goodwill arising
Goodwill on acquisitions and additions was £13 million, of which £8 million arose on the acquisition of an insurance broker in Canada and £5 million from additional capital in our Indonesian life and health subsidiary.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates
The profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2011 £m	2010 £m
Continuing operations
United Kingdom
RAC Limited (see (i) below)	532	-
RBS Life and RBS Collective	-	128
Non-core operations	-	4
France	-	26
Australia (see (ii) below)	23	-
Other small operations	10	5
Profit on disposal and remeasurement from continuing operations	565	163
Loss on disposal from discontinued operations (see (iii) below)	(32)	(4)
Total profit on disposal and remeasurement	533	159

No tax arises on the profits and losses on these disposals.

(i) RAC Limited
On 30 September 2011, the Group sold RAC Limited ("RAC") to The Carlyle Group for £977 million, realising a profit of £532 million. Aviva is continuing its commercial relationship with RAC, both as a key underwriter of motor insurance on RAC's panel and as a partner, selling RAC breakdown cover to our customers. The Group has retained the RAC (2003) Pension Scheme which, at 31 December 2011, had an IAS 19 deficit of £51 million.
      The profit on disposal is calculated as follows:

2011 £m
Assets
Goodwill	284
Intangible assets	229
Property and equipment	30
Receivables	85
Other assets	43
Total assets	671
Liabilities
Insurance liabilities	161
Tax liabilities	57
Other liabilities	73
Total liabilities	291
Net assets disposed of	380
Cash consideration	977
Less: transaction costs and provisions	(65)
Net consideration	912
Profit on disposal	532

(ii) Aviva Investors Australia
On 1 October 2011, the Group sold its Australian fund management business, Aviva Investors Australia Ltd, to nabInvest, National Australia Bank's direct asset management business, for £35 million, which includes contingent consideration with a fair value of £3 million. Net assets disposed of were £11 million, comprising assets of £15 million and liabilities of £4 million, giving a profit of £20 million after transaction costs. Recycling currency translation reserves of £3 million to the income statement resulted in an overall profit on disposal of £23 million.

A3 - Subsidiaries continued
(iii) Delta Lloyd
On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. ("Delta Lloyd") (the Group's Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd's ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.
      Cash consideration of £380 million was received for the sale of shares, and £8 million of costs were attributable to the disposal transaction.
      The Group retained significant influence over Delta Lloyd through its initial 42.7% shareholding (diluted since then to 41.9%
at 31 December 2011 through Delta Lloyd's issue of scrip dividends which we did not take up) and contractual right to appoint two members of Delta Lloyd's supervisory board. Our continuing interest in Delta Lloyd has been classified as an associate and initially re-measured at fair value as at 6 May 2011, using the closing market value of the Delta Lloyd shares listed on Euronext on that day. As Delta Lloyd is no longer consolidated, equity reserves for accumulated currency translation differences and accumulated fair value differences on available for sale financial investments relating to that company have been recycled to the income statement. Equity reserves relating to Delta Lloyd's owner-occupied property have been transferred directly to retained earnings.
      The transaction resulted in the loss of control of a major geographical area of operations, previously presented as 'Delta Lloyd' in the segmental reporting note. The results of Delta Lloyd, up to the transaction date as well as those for the previous year have therefore been classified as discontinued operations. The Group's share of the profits of its retained interest in Delta Lloyd as an associate after the transaction date is reported in a separate segment as part of continuing operations.
      The loss on the disposal of Delta Lloyd is calculated as follows:

2011 £m
Net cash proceeds from disposal	372
Fair value of continuing interest in associate at 6 May 2011	1,116
Currency translation and investment valuation equity reserves recycled to the income statement	600
Consolidated net assets of Delta Lloyd as at 6 May 2011, net of non-controlling interests	(2,120)
Loss on disposal recognised through the income statement	(32)

Aviva's interest in the carrying value of Delta Lloyd's IFRS net assets prior to disposal and fair value adjustments at the date of initial recognition of the associate were as follows:

2011 £m
Assets
Goodwill	316
Acquired value of in-force business and intangible assets	59
Interests in, and loans to, joint ventures and associates	359
Property and equipment	242
Investment property	2,131
Loans	20,196
Financial investments	34,081
Deferred acquisition costs	195
Other assets	3,528
Total assets	61,107
Liabilities
Insurance liabilities	32,481
Liabilities for investment contracts	3,355
Unallocated divisible surplus	144
Net asset value attributable to unitholders	631
External borrowings	6,499
Other liabilities	14,107
Total liabilities	57,217
Net assets	3,890
Non-controlling interests before disposal	(1,770)
Group's share of net assets before disposal	2,120
Net assets sold (14.9%)	(577)
Fair value adjustments on initial recognition of associate	(427)
Residual interest in associate	1,116

The fair value adjustments represent the difference between the net asset value of the Group's residual interest in Delta Lloyd and its fair value at the transaction date, based on the market price of its listed shares on that date. This adjustment principally comprises the de-recognition of all previously recognised goodwill and an increase in insurance liabilities, partially offset by an increase in the value of loan investments, and adjustments to other assets and liabilities of the associate.

A3 - Subsidiaries continued
(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 31 December 2011 relate to our subsidiaries in the Czech Republic, Hungary and Romania and a joint venture in Taiwan, and are as follows:

	2011 £m	2010 £m
Assets
Intangible assets	1	-
Interests in, and loans to, joint ventures and associates	12	14
Property and equipment	1	-
Financial investments	347	-
Receivables and other financial assets	62	-
Prepayments and accrued income	3	-
Total assets	426	14
Liabilities
Insurance liabilities	(344)	-
Other liabilities	(19)	-
Total liabilities	(363)	-
Net assets	63	14

During 2011, the Group decided to sell, and was actively marketing, its operations in the Czech Republic, Hungary and Romania. On 30 January 2012, we announced the sale of these businesses to MetLife, Inc. The transaction, which is subject to regulatory approvals in each jurisdiction, is expected to be completed in 2012. The assets and liabilities of these businesses have therefore been classified as held for sale at their expected disposal proceeds in the consolidated statement of financial position at 31 December 2011. The operations held for sale at 31 December 2010 related to our interest in the Taiwan joint venture.

(d) Irish long-term business
Our Irish long-term business is carried out through a subsidiary, Aviva Life Holdings Ireland Limited ("ALHI"), which is 75% owned by Aviva and 25% owned by Allied Irish Bank ("AIB"). ALHI holds two subsidiaries, one of which is Ark Life Assurance Company Limited ("Ark") which carries out bancassurance business via a distribution agreement with AIB. The original distribution agreement was renewable in 2011 but, on 15 December 2011, AIB notified us that they did not wish to renew it and the existing shareholders' agreement governing ALHI was terminated. The termination of this agreement triggered the ability for both parties to exercise put and call options that will result in the unwind of the original structure such that the Ark business returns 100% to AIB and the Group will purchase the 25% minority stake in ALHI. The formal exercise of these options was approved on 17 January 2012 and, as a result, the Ark business became held for sale on that date. Any change in that company's ownership is subject to regulatory approval in Ireland, so completion is not expected until later in 2012.
As a result of these events, we have tested the goodwill relating to ALHI's life businesses, as well as the distribution agreement intangible asset, for impairment. This has resulted in charges of £120 million and £44 million respectively being made in the income statement.
The shareholders' agreement with AIB specifies that calculation of the Ark exit value should be based on the embedded value of the business at 31 December 2011. This is estimated as £360 million, which is lower than its carrying value following the above impairments. As a result, a further charge to profit of £40 million has been recognised in 2011. The Irish business is currently reported within Europe in our segmental disclosures in note A4(a).
      The obligation created by the put options over AIB's minority share in ALHI has led to our recognition of a financial liability of £205 million and an equal reduction in non-controlling interests within equity.

A4 - Segmental information
The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments
The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom
The United Kingdom comprises two operating segments - UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses. UK GI also includes the Group reinsurance result and the results of run-off agency business, and, for the period to its disposal on 30 September 2011, the RAC motor recovery business.

Aviva Europe
Activities reported in the Aviva Europe operating segment exclude operations in the UK and Delta Lloyd but include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

North America
Our activities in North America principally comprise our long-term business operation in the US and general insurance business operation in Canada.

Asia Pacific
Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea, Vietnam and Indonesia.

Aviva Investors
Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities'. Similarly, central core structural borrowings and certain tax balances are included in 'Other Group activities' in the segmental statement of financial position. Also included in 'Other Group activities' are consolidation and elimination adjustments.

Delta Lloyd and discontinued operations
The activities of Delta Lloyd comprise long-term business operations in the Netherlands and Belgium, and general insurance, fund management and banking operations in the Netherlands.
      As described in note A3(b), on 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of that company up to 6 May 2011 are presented as discontinued operations. After this date, the Group ceased to consolidate Delta Lloyd. The Group's share of the profits of its retained interest in Delta Lloyd as an associate are shown in the Delta Lloyd segment within continuing operations.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms. The Group evaluates performance of operating segments on the basis of:
  (i)   profit or loss from operations before tax attributable to shareholders: and

(ii)  profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and economic assumption changes.

A4 - Segmental information continued
(i) Segmental income statement for the year ended 31 December 2011

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Delta Lloyd £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	7,030	4,592	11,797	5,909	672	-	-	-	30,000	2,118	32,118
Premiums ceded to reinsurers	(692)	(185)	(514)	(195)	(89)	-	-	-	(1,675)	(73)	(1,748)
Internal reinsurance revenue	-	32	(19)	(11)	-	-	-	-	2	(2)	-
Net written premiums	6,338	4,439	11,264	5,703	583	-	-	-	28,327	2,043	30,370
Net change in provision for unearned premiums	(39)	(82)	(57)	(46)	(12)	-	-	-	(236)	(56)	(292)
Net earned premiums	6,299	4,357	11,207	5,657	571	-	-	-	28,091	1,987	30,078
Fee and commission income	374	198	522	48	9	328	-	-	1,479	97	1,576
	6,673	4,555	11,729	5,705	580	328	-	-	29,570	2,084	31,654
Net investment income	5,365	428	(1,638)	1,886	(36)	79	-	(93)	5,991	436	6,427
Inter-segment revenue	-	-	-	-	-	219	-	-	219	-	219
Share of profit of joint ventures and associates	(41)	-	-	-	(2)	4	(84)	-	(123)	28	(95)
Profit/(loss) on the disposal of subsidiaries and associates	-	528	50	-	-	23	(3)	(33)	565	(32)	533
Segmental income*	11,997	5,511	10,141	7,591	542	653	(87)	(126)	36,222	2,516	38,738
Claims and benefits paid, net of recoveries from reinsurers	(9,000)	(2,809)	(10,917)	(3,862)	(346)	-	-	-	(26,934)	(1,475)	(28,409)
Change in insurance liabilities, net of reinsurance	(2,256)	(12)	109	(1,615)	44	-	-	-	(3,730)	(909)	(4,639)
Change in investment contract provisions	856	-	591	(86)	-	(137)	-	-	1,224	(94)	1,130
Change in unallocated divisible surplus	351	-	2,404	-	(34)	-	-	-	2,721	(19)	2,702
Amortisation of acquired value of in-force business on insurance contracts	(27)	-	(40)	(199)	(3)	-	-	-	(269)	(1)	(270)
Depreciation and other amortisation expense	(88)	(33)	(214)	(74)	(5)	(17)	-	-	(431)	(9)	(440)
Other operating expenses	(1,250)	(1,731)	(1,984)	(1,110)	(156)	(424)	-	(369)	(7,024)	(471)	(7,495)
Impairment losses**	-	(60)	(35)	(31)	-	(1)	-	-	(127)	(2)	(129)
Inter-segment expenses	(125)	(6)	(14)	(74)	-	-	-	-	(219)	-	(219)
Finance costs	(253)	(35)	(39)	(33)	-	(3)	-	(435)	(798)	(262)	(1,060)
Segmental expenses	(11,792)	(4,686)	(10,139)	(7,084)	(500)	(582)	-	(804)	(35,587)	(3,242)	(38,829)
Profit/(loss) before tax	205	825	2	507	42	71	(87)	(930)	635	(726)	(91)
Tax attributable to policyholders' returns	196	-	(10)	-	(8)	-	-	-	178	-	178
Profit/(loss) before tax attributable to shareholders	401	825	(8)	507	34	71	(87)	(930)	813	(726)	87
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	(5)	32	8	-	2	-	(37)	-	-	-
Investment return variances and economic assumption changes on long-term business	435	-	442	(101)	20	-	-	-	796	820	1,616
Short-term fluctuation in return on investments backing non-long-term business	-	54	201	(64)	-	-	-	75	266	60	326
Economic assumption changes on general insurance and health business	-	85	1	4	-	-	-	-	90	-	90
Impairment of goodwill, associates and joint ventures	29	-	131	-	15	-	217	-	392	-	392
Amortisation and impairment of intangibles	23	9	63	65	1	10	-	-	171	5	176
(Profit)/loss on the disposal of subsidiaries and associates	-	(528)	(50)	-	-	(23)	3	33	(565)	32	(533)
Integration and restructuring costs	43	28	103	14	-	31	-	49	268	-	268
Exceptional items	-	35	22	-	-	-	-	-	57	-	57
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	(10)	-	(10)	-	(10)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	34	-	34	-	34
Operating profit/(loss) before tax attributable to shareholders	931	503	937	433	70	91	157	(810)	2,312	191	2,503

* Total reported income from continuing operations, excluding inter-segment revenue, is split United Kingdom £17,508 million, France £4,504 million, USA £5,290 million and Rest of the World £8,701 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £21 million and £nil respectively.
# United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC prior to its disposal.

A4 - Segmental information continued
(ii) Segmental income statement for the year ended 31 December 2010

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	6,572	4,405	13,507	6,680	641	-	-	31,805	4,469	36,274
Premiums ceded to reinsurers	(673)	(333)	(452)	(221)	(60)	-	-	(1,739)	(124)	(1,863)
Internal reinsurance revenue	-	37	(14)	(16)	(2)	-	-	5	(5)	-
Net written premiums	5,899	4,109	13,041	6,443	579	-	-	30,071	4,340	34,411
Net change in provision for unearned premiums	(12)	(16)	(68)	29	(6)	-	-	(73)	(2)	(75)
Net earned premiums	5,887	4,093	12,973	6,472	573	-	-	29,998	4,338	34,336
Fee and commission income	302	248	512	41	6	341	-	1,450	332	1,782
	6,189	4,341	13,485	6,513	579	341	-	31,448	4,670	36,118
Net investment income	10,945	424	3,961	2,223	211	171	814	18,749	3,244	21,993
Inter-segment revenue	-	-	-	-	-	214	-	214	-	214
Share of profit/(loss) of joint ventures and associates	128	-	(14)	-	33	3	(9)	141	(10)	131
Profit/(loss) on the disposal of subsidiaries and associates	128	5	26	1	-	-	3	163	(4)	159
Segmental income*	17,390	4,770	17,458	8,737	823	729	808	50,715	7,900	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,144)	(2,829)	(9,413)	(4,069)	(463)	-	-	(24,918)	(4,234)	(29,152)
Change in insurance liabilities, net of reinsurance	(2,923)	237	(687)	(3,020)	(215)	-	-	(6,608)	(569)	(7,177)
Change in investment contract provisions	(3,300)	-	(5,034)	(129)	-	(230)	-	(8,693)	(48)	(8,741)
Change in unallocated divisible surplus	(166)	-	478	-	50	-	-	362	(33)	329
Amortisation of acquired value of in-force business on insurance contracts	-	-	(43)	(115)	(4)	-	-	(162)	(12)	(174)
Depreciation and other amortisation expense	(71)	(42)	(54)	(82)	(5)	(10)	-	(264)	(37)	(301)
Other operating expenses	(1,300)	(1,636)	(2,060)	(834)	(140)	(425)	(1,101)	(7,496)	(1,226)	(8,722)
Impairment losses**	-	(3)	-	(81)	-	-	-	(84)	(123)	(207)
Inter-segment expenses	(125)	(2)	(16)	(71)	-	-	-	(214)	-	(214)
Finance costs	(193)	(38)	(18)	(27)	-	(3)	(420)	(699)	(723)	(1,422)
Segmental expenses	(16,222)	(4,313)	(16,847)	(8,428)	(777)	(668)	(1,521)	(48,776)	(7,005)	(55,781)
Profit/(loss) before tax	1,168	457	611	309	46	61	(713)	1,939	895	2,834
Tax attributable to policyholders' returns	(384)	-	(3)	-	(7)	-	-	(394)	-	(394)
Profit/(loss) before tax attributable to shareholders	784	457	608	309	39	61	(713)	1,545	895	2,440
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	99	148	7	5	-	12	(271)	-	-	-
Investment return variances and economic assumption changes on long-term business	87	-	154	(10)	(12)	-	-	219	(1,010)	(791)
Short-term fluctuation in return on investments backing non-long-term business	-	(31)	47	(44)	-	-	227	199	44	243
Economic assumption changes on general insurance and health business	-	60	1	-	-	-	-	61	-	61
Impairment of goodwill, associates and joint ventures	4	-	9	-	1	-	9	23	1	24
Amortisation and impairment of intangibles	68	7	37	75	1	5	-	193	23	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(26)	(1)	-	-	(3)	(163)	4	(159)
Integration and restructuring costs	41	35	61	32	2	30	24	225	18	243
Exceptional items	(99)	(157)	-	10	-	(11)	(19)	(276)	549	273
Operating profit/(loss) before tax attributable to shareholders	856	514	898	376	31	97	(746)	2,026	524	2,550

* Total reported income, excluding inter-segment revenue, is split United Kingdom £22,160 million, France £8,748 million, Netherlands £7,782 million, USA £6,497 million and Rest of the World £13,214 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £78 million and £nil million respectively.
# United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

A4 - Segmental information continued
(iii) Segmental statement of financial position as at 31 December 2011

	United Kingdom
	Life £m	GI £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Delta Lloyd £m	Other Group activities £m	Total £m
Goodwill	-	924	777	850	60	29	-	-	2,640
Acquired value of in-force business and intangible assets	204	67	967	728	11	44	-	-	2,021
Interests in, and loans to, joint ventures and associates	1,274	-	276	1	476	15	776	-	2,818
Property and equipment	228	42	82	133	9	16	-	-	510
Investment property	8,205	10	1,484	6	-	1,133	-	800	11,638
Loans	23,435	524	970	3,147	40	-	-	-	28,116
Financial investments	82,990	2,357	89,698	34,296	2,755	884	-	3,078	216,058
Deferred acquisition costs	1,439	529	558	2,224	5	-	-	-	4,755
Other assets	14,847	3,401	17,262	2,936	295	579	-	4,500	43,820
Total assets	132,622	7,854	112,074	44,321	3,651	2,700	776	8,378	312,376
Insurance liabilities
Long-term business and outstanding claims provisions	69,029	5,121	35,511	33,235	2,441	-	-	-	145,337
Unearned premiums	224	2,017	1,063	1,122	57	-	-	-	4,483
Other insurance liabilities	-	79	102	100	-	-	-	-	281
Liability for investment contracts	43,771	-	61,903	2,833	-	2,137	-	-	110,644
Unallocated divisible surplus	1,683	-	(1,104)	-	71	-	-	-	650
Net asset value attributable to unitholders	1,279	-	3,380	-	-	-	-	5,693	10,352
Borrowings	2,912	2	122	159	-	-	-	5,255	8,450
Other liabilities, including inter-segment liabilities	8,156	(3,638)	5,289	2,662	134	309	-	3,904	16,816
Total liabilities	127,054	3,581	106,266	40,111	2,703	2,446	-	14,852	297,013
Total equity									15,363
Total equity and liabilities									312,376
Capital expenditure (excluding business combinations)	55	78	27	29	5	20	-	-	214

External borrowings by holding companies within the Group which are not allocated to operating companies are included in 'Other Group activities'.

(iv) Segmental statement of financial position as at 31 December 2010

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	29	1,208	927	307	838	54	28	-	3,391
Acquired value of in-force business and intangible assets	277	241	1,072	58	1,102	16	40	-	2,806
Interests in, and loans to, joint ventures and associates	1,603	-	315	323	1	381	14	-	2,637
Property and equipment	152	90	99	236	149	7	17	-	750
Investment property	8,121	37	1,382	2,043	6	-	1,060	415	13,064
Loans	19,781	502	977	19,120	2,529	40	-	125	43,074
Financial investments	83,099	2,525	95,940	33,627	31,829	2,639	1,062	2,567	253,288
Deferred acquisition costs	1,445	628	632	188	2,518	5	-	-	5,416
Other assets	14,409	3,724	17,748	3,361	2,939	446	1,164	1,890	45,681
Total assets	128,916	8,955	119,092	59,263	41,911	3,588	3,385	4,997	370,107
Insurance liabilities
Long-term business and outstanding claims provisions	66,261	5,136	37,165	30,240	31,218	2,482	-	-	172,502
Unearned premiums	185	2,171	1,023	336	1,098	42	-	-	4,855
Other insurance liabilities	-	69	111	61	100	2	-	-	343
Liability for investment contracts	44,350	-	65,020	3,220	2,929	-	2,268	-	117,787
Unallocated divisible surplus	2,010	-	1,243	138	-	37	-	-	3,428
Net asset value attributable to unitholders	991	-	4,231	678	-	-	-	3,132	9,032
External borrowings	2,796	-	127	6,574	178	-	-	5,274	14,949
Other liabilities, including inter-segment liabilities	7,316	(1,823)	3,760	13,706	2,541	193	901	2,892	29,486
Total liabilities	123,909	5,553	112,680	54,953	38,064	2,756	3,169	11,298	352,382
Total equity									17,725
Total equity and liabilities									370,107
Capital expenditure (excluding business combinations)	379	11	20	88	68	6	12	-	584

A4 - Segmental information continued
(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes the RAC non-insurance operations (up to the disposal date of 30 September 2011), service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Delta Lloyd
In the products and services analysis, the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, the Group's share of the profits of its retained interest in Delta Lloyd as an associate are shown only within other activities within continuing operations.

A4 - Segmental information continued
(i) Segmental income statement - products and services for the year ended 31 December 2011

	Long-term business £m	General insurance and health** £m	Fund manage- ment £m	Other £m	Total £m
Gross written premiums*	20,250	9,750	-	-	30,000
Premiums ceded to reinsurers	(1,085)	(588)	-	-	(1,673)
Net written premiums	19,165	9,162	-	-	28,327
Net change in provision for unearned premiums	-	(236)	-	-	(236)
Net earned premiums	19,165	8,926	-	-	28,091
Fee and commission income	715	54	377	333	1,479
	19,880	8,980	377	333	29,570
Net investment income/(expense)	5,469	725	4	(207)	5,991
Inter-segment revenue	-	-	227	-	227
Share of (loss) of joint ventures and associates	(10)	-	(2)	(111)	(123)
Profit/(loss) on the disposal of subsidiaries and associates	-	(28)	24	569	565
Segmental income	25,339	9,677	630	584	36,230
Claims and benefits paid, net of recoveries from reinsurers	(20,989)	(5,945)	-	-	(26,934)
Change in insurance liabilities, net of reinsurance	(3,727)	(3)	-	-	(3,730)
Change in investment contract provisions	1,224	-	-	-	1,224
Change in unallocated divisible surplus	2,721	-	-	-	2,721
Amortisation of acquired value of in-force business on insurance contracts	(269)	-	-	-	(269)
Depreciation and other amortisation expense	(332)	(19)	(16)	(64)	(431)
Other operating expenses	(2,714)	(2,994)	(483)	(833)	(7,024)
Impairment losses	(48)	(60)	-	(19)	(127)
Inter-segment expenses	(216)	(11)	-	-	(227)
Finance costs	(224)	(36)	(51)	(487)	(798)
Segmental expenses	(24,574)	(9,068)	(550)	(1,403)	(35,595)
Profit/(loss) before tax from continuing operations	765	609	80	(819)	635
Tax attributable to policyholder returns	178	-	-	-	178
Profit/(loss) before tax attributable to shareholders from continuing operations	943	609	80	(819)	813
Adjusted for: Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	1,180	326	19	(50)	1,475
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	(10)	(10)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	34	34
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	2,123	935	99	(845)	2,312
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	185	1	11	(6)	191
Operating profit/(loss) before tax attributable to shareholders' profits	2,308	936	110	(851)	2,503

*    Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £243 million, of which £110 million relates to property and liability insurance and £133 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £1,107 million relating to health business. The remaining business relates to property and liability insurance.

A4 - Segmental information continued
(ii) Segmental income statement - products and services for the year ended 31 December 2010

	Long-term business £m	General insurance and health** £m	Fund manage- ment £m	Other £m	Total £m
Gross written premiums*	22,600	9,205	-	-	31,805
Premiums ceded to reinsurers	(1,051)	(683)	-	-	(1,734)
Net written premiums	21,549	8,522	-	-	30,071
Net change in provision for unearned premiums	-	(73)	-	-	(73)
Net earned premiums	21,549	8,449	-	-	29,998
Fee and commission income	624	94	389	343	1,450
	22,173	8,543	389	343	31,448
Net investment income	17,183	500	7	1,059	18,749
Inter-segment revenue	-	-	216	-	216
Share of profit/(loss) of joint ventures and associates	180	-	(5)	(34)	141
Profit on the disposal of subsidiaries and associates	130	1	-	32	163
Segmental income	39,666	9,044	607	1,400	50,717
Claims and benefits paid, net of recoveries from reinsurers	(18,909)	(6,009)	-	-	(24,918)
Change in insurance liabilities, net of reinsurance	(6,997)	389	-	-	(6,608)
Change in investment contract provisions	(8,693)	-	-	-	(8,693)
Change in unallocated divisible surplus	362	-	-	-	362
Amortisation of acquired value of in-force business in insurance contracts	(162)	-	-	-	(162)
Depreciation and other amortisation expense	(177)	(27)	(10)	(50)	(264)
Other operating expenses	(2,581)	(2,788)	(469)	(1,658)	(7,496)
Impairment losses	(82)	(3)	-	1	(84)
Inter-segment expenses	(206)	(8)	-	(2)	(216)
Finance costs	(155)	(48)	(65)	(431)	(699)
Segmental expenses	(37,600)	(8,494)	(544)	(2,140)	(48,778)
Profit/(loss) before tax from continuing operations	2,066	550	63	(740)	1,939
Tax attributable to policyholder returns	(394)	-	-	-	(394)
Profit/(loss) before tax attributable to shareholders from continuing operations	1,672	550	63	(740)	1,545
Adjusted for non-operating items	316	354	35	(224)	481
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,988	904	98	(964)	2,026
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	330	146	103	(55)	524
Operating profit/(loss) before tax attributable to shareholders' profits	2,318	1,050	201	(1,019)	2,550

* Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £113 million relates to property and liability insurance and £142 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.

(iii) Segmental statement of financial position - products and services as at 31 December 2011

	Long- term business £m	General insurance and health £m	Fund manage-ment £m	Other* £m	Total £m
Goodwill	1,466	1,067	29	78	2,640
Acquired value of in-force business and intangible assets	1,742	145	44	90	2,021
Interests in, and loans to, joint ventures and associates	2,035	5	-	778	2,818
Property and equipment	395	34	16	65	510
Investment property	10,686	152	-	800	11,638
Loans	27,511	605	-	-	28,116
Financial investments	203,247	9,391	43	3,377	216,058
Deferred acquisition costs	3,755	986	14	-	4,755
Other assets	31,449	6,717	495	5,159	43,820
Total assets	282,286	19,102	641	10,347	312,376
Gross insurance liabilities	134,860	15,241	-	-	150,101
Gross liabilities for investment contracts	110,644	-	-	-	110,644
Unallocated divisible surplus	650	-	-	-	650
Net asset value attributable to unitholders	4,659	-	-	5,693	10,352
Borrowings	3,016	-	-	5,434	8,450
Other liabilities, including inter-segment liabilities	12,793	(3,170)	374	6,819	16,816
Total liabilities	266,622	12,071	374	17,946	297,013
Total equity					15,363
Total equity and liabilities					312,376

*Aviva's continuing associate interest in Delta Lloyd is included within "Other".

A4 - Segmental information continued
(iv) Segmental statement of financial position - products and services as at 31 December 2010

	Long- term business £m	General insurance and health £m	Fund manage-ment £m	Other £m	Total £m
Goodwill	1,615	459	28	1,289	3,391
Acquired value of in-force business and intangible assets	2,328	356	59	63	2,806
Interests in, and loans to, joint ventures and associates	2,630	6	-	1	2,637
Property and equipment	472	47	18	213	750
Investment property	12,490	146	-	428	13,064
Loans	28,596	664	-	13,814	43,074
Financial investments	237,659	11,481	82	4,066	253,288
Deferred acquisition costs	4,261	1,141	14	-	5,416
Other assets	34,678	7,517	1,627	1,859	45,681
Total assets	324,729	21,817	1,828	21,733	370,107
Gross insurance liabilities	160,579	17,121	-	-	177,700
Gross liabilities for investment contracts	117,787	-	-	-	117,787
Unallocated divisible surplus	3,428	-	-	-	3,428
Net asset value attributable to unitholders	5,892	8	-	3,132	9,032
Borrowings	3,653	86	139	11,071	14,949
Other liabilities, including inter-segment liabilities	14,334	(1,129)	1,361	14,920	29,486
Total liabilities	305,673	16,086	1,500	29,123	352,382
Total equity					17,725
Total equity and liabilities					370,107

A5  - Tax

This note analyses the tax (credit)/charge for the year and explains the factors that affect it.

(a) Tax (credited)/charged to the income statement
(i)   The total tax (credit)/charge comprises:

Continuing operations	2011 £m	2010 £m
Current tax
For this year	539	583
Prior year adjustments	(16)	(44)
Total current tax from continuing operations	523	539
Deferred tax
Origination and reversal of temporary differences	(514)	280
Changes in tax rates or tax laws	(28)	(35)
Write-down/(back) of deferred tax assets	70	(67)
Total deferred tax from continuing operations	(472)	178
Total tax charged to income statement from continuing operations	51	717
Total tax (credited)/charged to income statement from discontinued operations	(202)	225
Total tax (credited)/charged to income statement	(151)	942

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax (credit)/charge. The tax credit attributable to policyholders' returns included in the credit above is £178 million (2010: £394 million charge).

(iii) The tax (credit)/charge can be analysed as follows:

	2011 £m	2010 £m
UK tax	(304)	447
Overseas tax	153	495
	(151)	942

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £25 million and £108 million (2010: £34 million and £88 million), respectively.

(v)  Deferred tax (credited)/charged to the income statement represents movements on the following items:

Continuing operations	2011 £m	2010 £m
Long-term business technical provisions and other insurance items	939	42
Deferred acquisition costs	96	223
Unrealised (losses)/gains on investments	(1,265)	175
Pensions and other post-retirement obligations	2	23
Unused losses and tax credits	105	24
Subsidiaries, associates and joint ventures	1	2
Intangibles and additional value of in-force long-term business	(99)	(111)
Provisions and other temporary differences	(251)	(200)
Deferred tax (credited)/charged to income statement from continuing operations	(472)	178
Deferred tax (credited)/charged to income statement from discontinued operations	(41)	220
Total deferred tax (credited)/charged to income statement	(513)	398

A5 - Tax continued
(b) Tax charged/(credited) to other comprehensive income
(i)   The total tax charge comprises:

	2011 £m	2010 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(88)	(29)
In respect of foreign exchange movements	(8)	(5)
	(96)	(34)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	260	(3)
In respect of fair value gains on owner-occupied properties	(1)	2
In respect of unrealised gains on investments	98	151
	357	150
Tax charged to other comprehensive income arising from continuing operations	261	116
Tax credited to other comprehensive income arising from discontinued operations	(3)	(4)
Total tax charged to other comprehensive income	258	112

(ii)  The tax charge attributable to policyholders' returns included above is £nil (2010: £nil).

(c) Tax credited to equity
Tax credited directly to equity in the year amounted to £16 million (2010: £17 million), and is wholly in respect of coupon payments on direct capital instruments.

(d) Tax reconciliation
The tax on the Group's (loss)/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

			2011
	Shareholder £m	Policy- holder £m	Total £m
Total profit/(loss) before tax	87	(178)	(91)

Tax calculated at standard UK corporation tax rate of 26.5%	23	(47)	(24)
Reconciling items
Different basis of tax - policyholders	-	(129)	(129)
Adjustment to tax charge in respect of prior years	(25)	-	(25)
Non-assessable income	(60)	-	(60)
Non-taxable profit on sale of subsidiaries and associates	(135)	-	(135)
Disallowable expenses	215	-	215
Different local basis of tax on overseas profits	84	(2)	82
Change in future local statutory tax rates	(32)	-	(32)
Movement in deferred tax not recognised	(5)	-	(5)
Tax effect of profit from associates and joint ventures	(41)	-	(41)
Other	3	-	3
Total tax charged/(credited) to income statement	27	(178)	(151)

			2010
	Shareholder £m	Policy- holder £m	Total £m
Total profit before tax	2,440	394	2,834

Tax calculated at standard UK corporation tax rate of 28%	684	110	794
Reconciling items
Different basis of tax - policyholders	-	272	272
Adjustment to tax charge in respect of prior years	(28)	-	(28)
Non-assessable income	(93)	-	(93)
Non-taxable profit on sale of subsidiaries and associates	(44)	-	(44)
Disallowable expenses	142	-	142
Different local basis of tax on overseas profits	95	-	95
Change in future local statutory tax rates	(26)	-	(26)
Movement in deferred tax not recognised	(156)	-	(156)
Tax effect of profit from associates and joint ventures	(4)	-	(4)
Other	(22)	12	(10)
Total tax charged to income statement	548	394	942

A5 - Tax continued

The tax (credit)/charge attributable to policyholders' returns is removed from the Group's total (loss)/profit before tax in arriving at the Group's profits before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax (loss)/profit attributable to policyholders is an amount equal and opposite to the tax (credit)/charge attributable to policyholders included in the total tax (credit)/charge. The difference between the policyholder tax (credit)/charge and the impact of this item in the tax reconciliation can be explained as follows:

	2011 £m	2010 £m
Tax attributable to policyholder returns	(178)	394
UK corporation tax at a rate of 26.5% (2010: 28%) in respect of the policyholder tax deduction	47	(110)
Other life insurance regime impacts	-	(12)
Different local basis of tax on overseas profits	2	-
Different basis of tax - policyholders per tax reconciliation	(129)	272

A reduction in the UK corporation tax rate from 28% to 26% was substantively enacted in March 2011 and was effective from 1 April 2011. A further reduction from 26% to 25% was substantively enacted in July 2011 and will be effective from 1 April 2012. Accordingly, these rates have been applied in the measurement of the Group's deferred tax assets and liabilities as at 31 December 2011.
      In addition, the Government announced its intention to further reduce the UK corporation tax rate to 24% from 1 April 2013 and to 23% from 1 April 2014. The aggregate impact of the proposed reductions from 25% to 23% would reduce the deferred tax assets and deferred tax liabilities by approximately £60 million.
      Considerable changes to the regime for taxing UK life insurance companies will be made with effect from 1 January 2013.  Draft legislation on this was included in the draft 2012 Finance Bill published on 6 December 2011, and consultation on the changes and the draft legislation has continued since then. Based on the draft legislation published in December 2011 and the continued consultation, it is not expected that these changes will have a material impact on the deferred tax assets and liabilities shown in the consolidated statement of financial position.

A6 - Earnings per share
This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share). We have also shown the same calculations based on our operating profit as we believe this gives a better indication of operating performance.

(a) Basic earnings per share
(i)   The profit attributable to ordinary shareholders is:

	2011
Continuing operations	Operating profit £m	Non- operating items £m	Total £m
Profit before tax attributable to shareholders' profits	2,312	(1,465)	847
Share of Delta Lloyd's tax expense as an associate	(39)	5	(34)
Profit before tax	2,273	(1,460)	813
Tax attributable to shareholders' profits	(625)	396	(229)
Profit for the year	1,648	(1,064)	584
Amount attributable to non-controlling interests	(150)	109	(41)
Cumulative preference dividends for the year	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(43)	-	(43)
Profit attributable to ordinary shareholders from continuing operations	1,438	(955)	483
Loss attributable to ordinary shareholders from discontinued operations	93	(411)	(318)
Profit attributable to ordinary shareholders	1,531	(1,366)	165

A6 - Earnings per share continued

	2010
Continuing operations	Operating profit £m	Non-operating items £m	Total £m
Profit before tax attributable to shareholders' profits	2,026	(481)	1,545
Tax attributable to shareholders' profits	(529)	206	(323)
Profit for the year	1,497	(275)	1,222
Amount attributable to non-controlling interests	(123)	6	(117)
Cumulative preference dividends for the year	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(42)	-	(42)
Profit attributable to ordinary shareholders from continuing operations	1,315	(269)	1,046
Profit attributable to ordinary shareholders from discontinued operations	219	139	358
Profit attributable to ordinary shareholders	1,534	(130)	1,404

(ii)  Basic earnings per share is calculated as follows:

	2011
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	2,312	1,438	50.5
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(796)	(476)	(16.7)
Short-term fluctuation in return on investments backing non-long-term business	(266)	(198)	(7.0)
Economic assumption changes on general insurance and health business	(90)	(67)	(2.4)
Impairment of goodwill, associates and joint ventures	(392)	(359)	(12.6)
Amortisation and net impairment of intangibles	(171)	(178)	(6.3)
Profit on the disposal of subsidiaries and associates	565	552	19.5
Integration and restructuring costs and exceptional items	(325)	(244)	(8.5)
Share of Delta Lloyd's non-operating items (before tax) as an associate	10	15	0.5
Share of Delta Lloyd's tax expense as an associate	(34)	-	-
Profit attributable to ordinary shareholders from continuing operations	813	483	17.0
Loss attributable to ordinary shareholders from discontinued operations	(726)	(318)	(11.2)
Profit attributable to ordinary shareholders	87	165	5.8

A6 - Earnings per share continued

	2010
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	2,026	1,315	47.2
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(219)	(90)	(3.2)
Short-term fluctuation in return on investments backing non-long-term business	(199)	(157)	(5.6)
Economic assumption changes on general insurance and health business	(61)	(44)	(1.6)
Impairment of goodwill, associates and joint ventures	(23)	(23)	(0.9)
Amortisation and net impairment of intangibles	(193)	(115)	(4.1)
Profit on the disposal of subsidiaries and associates	163	163	5.9
Integration and restructuring costs and exceptional items	51	(3)	(0.1)
Profit attributable to ordinary shareholders from continuing operations	1,545	1,046	37.6
Profit attributable to ordinary shareholders from discontinued operations	895	358	12.8
Profit attributable to ordinary shareholders	2,440	1,404	50.4

(iii) The calculation of basic earnings per share uses a weighted average of 2,845 million (2010: 2,784 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2011 was 2,906 million (2010: 2,820 million) and 2,892 million (2010: 2,812 million) excluding shares owned by the employee share trusts.

(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:

	2011
	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	483	2,845	17.0
Dilutive effect of share awards and options	-	50	(0.3)
Diluted earnings per share from continuing operations	483	2,895	16.7
Loss attributable to ordinary shareholders	(318)	2,845	(11.2)
Dilutive effect of share awards and options	-	50	-
Diluted loss per share from discontinued operations1	(318)	2,895	(11.2)
Diluted earnings per share	165	2,895	5.7

1 The effect of future share awards and options in the loss from discontinued operations is anti-dilutive, therefore the diluted earnings per share has been maintained at (11.2) pence

A6 - Earnings per share continued

	2010
	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	1,046	2,784	37.6
Dilutive effect of share awards and options	-	47	(0.6)
Diluted earnings per share from continuing operations	1,046	2,831	37.0
Profit attributable to ordinary shareholders	358	2,784	12.8
Dilutive effect of share awards and options	-	47	(0.2)
Diluted earnings per share from discontinued operations	358	2,831	12.6
Diluted earnings per share	1,404	2,831	49.6

(ii)  Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

	2011
	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	1,438	2,845	50.5
Dilutive effect of share awards and options	-	50	(0.8)
Diluted operating profit per share from continuing operations	1,438	2,895	49.7
Operating profit attributable to ordinary shareholders	93	2,845	3.3
Dilutive effect of share awards and options	-	50	(0.1)
Diluted operating profit per share from discontinued operations	93	2,895	3.2
Diluted operating profit per share	1,531	2,895	52.9

	2010
	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	1,315	2,784	47.2
Dilutive effect of share awards and options	-	47	(0.7)
Diluted operating profit per share from continuing operations	1,315	2,831	46.5
Operating profit attributable to ordinary shareholders	219	2,784	7.9
Dilutive effect of share awards and options	-	47	(0.2)
Diluted operating profit per share from discontinued operations	219	2,831	7.7
Diluted operating profit per share	1,534	2,831	54.2

A7 - Dividends and appropriations
This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements.

	2011 £m	2010 £m
Ordinary dividends declared and charged to equity in the period
Final 2010 - 16.00 pence per share, paid on 17 May 2011	451	-
Final 2009 - 15.00 pence per share, paid on 17 May 2010	-	415
Interim 2011 - 10.00 pence per share, paid on 17 November 2011	287	-
Interim 2010 - 9.50 pence per share, paid on 17 November 2010	-	266
	738	681
Preference dividends declared and charged to equity in the year	17	17
Coupon payments on direct capital instruments	58	59
	813	757

Subsequent to 31 December 2011, the directors proposed a final dividend for 2011 of 16.0 pence per ordinary share (2010: 16.0 pence), amounting to £465 million (2010: £451 million) in total.  Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2012 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2012.
      Interest on the direct capital instruments issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 26.5% (2010: 28.0%).

A8 - Insurance liabilities
This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and the assumptions we used.

(a) Carrying amount
Insurance liabilities at 31 December comprise:

			2011			2010
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	55,594	-	55,594	64,043	-	64,043
Unit-linked non-participating	10,168	-	10,168	21,450	-	21,450
Other non-participating	68,131	-	68,131	75,453	-	75,453
	133,893	-	133,893	160,946	-	160,946
Outstanding claims provisions	1,311	8,099	9,410	1,078	9,528	10,606
Provision for claims incurred but not reported	-	2,646	2,646	-	2,735	2,735
	1,311	10,745	12,056	1,078	12,263	13,341
Provision for unearned premiums	-	4,483	4,483	-	4,855	4,855
Provision arising from liability adequacy tests	-	13	13	-	2	2
Other technical provisions	-	-	-	-	1	1
Total	135,204	15,241	150,445	162,024	17,121	179,145
Less: Obligations to staff pension schemes transferred to provisions	-	-	-	(1,445)	-	(1,445)
Amounts classified as held for sale	(344)	-	(344)	-	-	-
	134,860	15,241	150,101	160,579	17,121	177,700

A8 - Insurance liabilities continued

(b) Long-term business liabilities
(i) Business description
The Group underwrites long-term business in a number of countries as follows:
■   In the UK mainly in:

- New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).

- Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.

- 'Non-profit' funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

- The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the 'lock-in' criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

■   In France, where the majority of policyholders' benefits are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.
■   In the US, there are two main types of business - protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.
■   In other operations in Europe and Asia.

(ii) Group practice
The long-term business provision is calculated separately for each of the Group's life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the Companies Act 2006.
      Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. Where discount rate assumptions are based on current market yields on fixed interest securities, allowance is made for default risk implicit in the yields on the underlying assets. In Ireland, the allowance for Irish government bonds was made in proportion to the spread over the yields for equivalent AAA-rated government bonds.
      In 2010, a test case was taken to the European Court of Justice to rule on the current law and practice whereby insurers may take into account a person's gender in the assessment of risk and consequently the pricing of insurance products.  The ruling was issued on 1 March 2011 and requires gender equality for pricing from 21 December 2012.  At 31 December 2011, the impact of the ruling on existing long-term business provisions in our UK and European businesses was not considered to be material (2010: not applicable).
      Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.

(iii) Methodology and assumptions
There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts - the net premium method and the gross premium method - both of which involve the discounting of projected premiums and claims.
      Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency. Explicit provision is made for vested bonuses (including those vesting following the most recent fund valuation), but no such provision is made for future regular or terminal bonuses. However, this method makes implicit allowance for future regular or terminal bonuses already earned, by margins in the valuation discount rate used.
      The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience. Explicit provision is made for vested bonuses and explicit allowance is also made for future regular bonuses, but not terminal bonuses.

A8 - Insurance liabilities continued
(a) UK
With-profit business
The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders' share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.
      For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.
      The items included in the cost of future policy-related liabilities include:
■   Maturity Guarantees;
■   Guaranteed Annuity Options;
■   GMP underpin on Section 32 transfers; and
■   Expected payments under Mortgage Endowment Promise.

In the Provident Mutual and With-Profits sub-funds in UKLAP, this is offset by the expected cost of charges to WPBR to be made in respect of guarantees.
      The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.
      The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return
A 'risk-free' rate equal to the spot yield on UK government securities, plus a margin of 0.1% is used. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2011 of 2.20% (2010: 3.78%) for a policy with ten years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

		Volatility
	2011	2010
Equity returns	26.4%	26.1%
Property returns	15.0%	15.0%
Fixed interest yields	18.0%	13.2%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option, currently at the money.

Future regular bonuses
Annual bonus assumptions for 2012 have been set consistently with the year-end 2011 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

		Mortality table used
	2011	2010
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

A8 - Insurance liabilities continued
Non-profit business
Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.
      For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.
      Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.
      The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.
      Valuation discount rates for business in the non-profit funds are as follows:

		Valuation discount rates
	2011	2010
Assurances
Life conventional non-profit	1.8% to 1.9%	2.8%
Pensions conventional non-profit	2.6%	3.5% to 3.7%
Annuities
Conventional immediate and deferred annuities	2.2% to 4.3%	3.7% to 5.3%
Non-unit reserves on Unit Linked business
Life	1.8% to 2.2%	3.1%
Pensions	2.2% to 2.7%	3.8%
Income Protection
Active lives	2.4%	3.5%
Claims in payment - level	3.6%	4.5%
Claims in payment - index linked	(1.0)%	(0.7)%

Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2011	2010
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

A8 - Insurance liabilities continued
(b) France
The majority of reserves arise from a single premium savings product and is based on the accumulated fund value, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. The net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2011 and 2010	2011 and 2010
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TF00-02,H_AVDBS, F_AVDBS, H_SSDBS, F_SSDBS.
Annuities	0% to 4.5%	TGF05/TGH05

(c) United States
For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.
      The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2011 (2010: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2011 was 4.50% (2010: 4.50%).
      Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.00% to 5.20% in 2011 (2010: 1.00% to 5.20%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.
      The indexed life and annuity products guarantee the return of principal to the customer, and credit interest based on certain indices. A portion of the premium from each customer is invested in fixed income securities and is intended to cover the minimum guaranteed value. A further portion of the premium is used to purchase derivatives to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the derivatives and the options embedded in the policy are valued at their fair value.
      Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

(d) Other countries
In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

A8 - Insurance liabilities continued
(iv) Movements
The following movements have occurred in the long-term business provisions during the year:

	2011 £m	2010 £m
Carrying amount at 1 January	160,946	154,058
Provisions in respect of new business	11,149	12,502
Expected change in existing business provisions	(8,964)	(9,259)
Variance between actual and expected experience	(2,279)	1,858
Impact of other operating assumption changes	(61)	(520)
Impact of economic assumption changes	5,663	1,959
Exceptional strengthening of longevity assumptions (see below)	-	483
Other movements	(623)	(197)
Change in liability recognised as an expense	4,885	6,826
Effect of portfolio transfers, acquisitions and disposals	(6)	1,117
Deconsolidation of Delta Lloyd	(32,159)	-
Foreign exchange rate movements	227	(1,055)
Carrying amount at 31 December	133,893	160,946

The variance between actual and expected experience of £2.3 billion in 2011 was primarily due to the impact of falling equity markets on liabilities for unit-linked insurance contracts. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £5.7 billion impact of economic assumption changes reflects reductions in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.

(c) General insurance and health liabilities
(i) Provisions for outstanding claims
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
     Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
      We only establish loss reserves for losses that have already occurred. We therefore do not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, we take into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.
      The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2011			As at 31 December 2010
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,960	995	4,955	4,419	924	5,343
Property	1,392	155	1,547	1,669	188	1,857
Liability	2,206	1,321	3,527	2,388	1,303	3,691
Creditor	59	19	78	77	24	101
Other	482	156	638	975	296	1,271
	8,099	2,646	10,745	9,528	2,735	12,263

A8 - Insurance liabilities continued
(ii) Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

		Rate		Mean term of liabilities
Class	2011	2010	2011	2010
Reinsured London Market business	2.20%	3.30%	13 years	12 years
Latent claims	0.75% to 3.25%	0.88% to 4.18%	7 to 16 years	7 to 15 years
Structured settlements	2.70%	3.20%	31 years	35 years
Netherlands Permanent health and injury	n/a1	3.75%	n/a1	7 years

1 Delta Lloyd no longer consolidated following the partial disposal on 6 May 2011.

The gross outstanding claims provision before discounting was £11,420 million (2010: £13,179 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
      The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 7 and 16 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected below operating profit as an economic assumption change.
      During 2011, we have continued to experience a steady increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

(iii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case setting procedures. Claim technicians apply their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.
      No adjustments are made to the claims technicians' case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of individual large or unusual claim may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
      Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.
      The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.
      As noted in section (b)(ii) above, an area of judgement is the impact of a European Court of Justice ruling in March 2011 on gender equality for the pricing of insurance products. At 31 December 2011, the impact of the ruling on existing general business provisions was not considered to be material (2010: not applicable).
      The following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims
The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group's latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims, legal fees and the life expectancy of potential sufferers.
      The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £250 million greater than the best estimate, or £115 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

A8 - Insurance liabilities continued
Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2011, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £85 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note A17(h).

Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
      Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.
      Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The Ogden discount rate is currently under review by the Lord Chancellor. The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However an allowance has been included in provisions for a reduction in the Ogden discount rates. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

(iv) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2011 £m	2010 £m
Carrying amount at 1 January	12,263	12,696
Impact of changes in assumptions	149	26
Claim losses and expenses incurred in the current year	6,520	6,908
Decrease in estimated claim losses and expenses incurred in prior years	(140)	(358)
Exceptional strengthening of general insurance latent claims provisions	45	10
Incurred claims losses and expenses	6,574	6,586
Less:
Payments made on claims incurred in the current year	(3,393)	(3,641)
Payments made on claims incurred in prior years	(3,514)	(3,803)
Recoveries on claim payments	313	271
Claims payments made in the year, net of recoveries	(6,594)	(7,173)
Unwind of discounting	47	64
Other movements in the claims provisions	(12)	(18)
Change in claims reserve recognised as an expense	15	(541)
Effect of portfolio transfers, acquisitions and disposals	-	4
Deconsolidation of Delta Lloyd	(1,445)	-
Foreign exchange rate movements	(87)	102
Other movements	(1)	2
Carrying amount at 31 December	10,745	12,263

(d) Loss development tables
(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2002 to 2011. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2011 £5,871 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,016 million at 31 December 2011.
      The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

A8 - Insurance liabilities continued
The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2011) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
      Key elements of the £56 million release from prior accident year general insurance and health net provisions during 2011 were:
■   £78 million strengthening from the UK, including Group reinsurance business, mainly due to unfavourable development on commercial motor, commercial liability and December 2010 freeze claims.
■   £42 million release from Europe mainly due to favourable development of personal and commercial motor claims in Ireland and France.
■   £92 million release from Canada mainly due to favourable experience on motor, following the legislative changes in Ontario, and commercial liability.

The difference between this £56 million release and the small net strengthening of £36 million set out in Note 3 is due to a small strengthening of prior year reserves in respect of Delta Lloyd during the period to 6th May 2011, which is more than offset by prior year releases to the current accident year in order to maintain overall reserve adequacy.

Key elements of the release from prior accident year general insurance and health net provisions during 2010 were:
■   £101 million from the UK, including Group reinsurance business, mainly due to an improved view of Group reinsurance liabilities, and favourable development on personal property claims, and commercial property and commercial liability large claims.
■   £167 million from Europe mainly due to favourable development of personal and commercial property.
■   £44 million from Canada mainly due to favourable experience on motor and commercial liability.

(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Total £m
Gross cumulative claim payments
At end of accident year		(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)
One year later		(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)
Two years later		(4,921)	(4,613)	(4,981)	(5,449)	(5,971)	(7,191)	(7,828)	(6,102)
Three years later		(5,233)	(4,972)	(5,263)	(5,784)	(6,272)	(7,513)	(8,304)
Four years later		(5,466)	(5,258)	(5,448)	(6,001)	(6,531)	(7,836)
Five years later		(5,618)	(5,409)	(5,617)	(6,156)	(6,736)
Six years later		(5,715)	(5,527)	(5,725)	(6,311)
Seven years later		(5,767)	(5,594)	(5,792)
Eight years later		(5,814)	(5,660)
Nine years later		(5,871)
Estimate of gross ultimate claims
At end of accident year		6,250	6,385	6,891	7,106	7,533	8,530	9,508	7,364	6,911	6,428
One year later		6,372	6,172	6,557	6,938	7,318	8,468	9,322	7,297	7,006
Two years later		6,287	6,124	6,371	6,813	7,243	8,430	9,277	7,281
Three years later		6,257	6,036	6,178	6,679	7,130	8,438	9,272
Four years later		6,205	5,932	6,008	6,603	7,149	8,409
Five years later		6,122	5,853	6,003	6,605	7,167
Six years later		6,056	5,813	5,953	6,591
Seven years later		6,044	5,792	5,933
Eight years later		6,035	5,798
Nine years later		6,016
Estimate of gross ultimate claims		6,016	5,798	5,933	6,591	7,167	8,409	9,272	7,281	7,006	6,428
Cumulative payments		(5,871)	(5,660)	(5,792)	(6,311)	(6,736)	(7,836)	(8,304)	(6,102)	(5,466)	(3,420)
	2,807	145	138	141	280	431	573	968	1,179	1,540	3,008	11,210
Effect of discounting	(578)	(2)	(24)	(1)	(34)	(24)	(6)	(6)	-	-	-	(675)
Present value	2,229	143	114	140	246	407	567	962	1,179	1,540	3,008	10,535
Cumulative effect of foreign exchange movements	-	17	19	27	39	70	58	(11)	-	(24)	-	195
Effect of acquisitions	-	-	2	1	1	4	7	-	-	-	-	15
Present value recognised in the statement of financial position	2,229	160	135	168	286	481	632	951	1,179	1,516	3,008	10,745

A8 - Insurance liabilities continued

(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)
One year later		(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)
Two years later		(4,779)	(4,565)	(4,712)	(5,344)	(5,881)	(7,052)	(7,638)	(5,885)
Three years later		(5,064)	(4,924)	(4,986)	(5,671)	(6,181)	(7,356)	(8,094)
Four years later		(5,297)	(5,180)	(5,163)	(5,892)	(6,434)	(7,664)
Five years later		(5,424)	(5,325)	(5,327)	(6,039)	(6,625)
Six years later		(5,508)	(5,442)	(5,430)	(6,188)
Seven years later		(5,552)	(5,502)	(5,491)
Eight years later		(5,598)	(5,567)
Nine years later		(5,648)
Estimate of net ultimate claims
At end of accident year		6,037	6,218	6,602	6,982	7,430	8,363	9,262	7,115	6,650	6,202
One year later		6,038	6,093	6,266	6,818	7,197	8,302	9,104	7,067	6,751
Two years later		5,997	6,037	6,082	6,688	7,104	8,244	9,028	7,036
Three years later		5,973	5,942	5,882	6,544	6,996	8,249	9,007
Four years later		5,912	5,851	5,709	6,476	6,980	8,210
Five years later		5,855	5,772	5,699	6,448	6,992
Six years later		5,786	5,683	5,639	6,397
Seven years later		5,754	5,663	5,624
Eight years later		5,742	5,667
Nine years later		5,737
Estimate of net ultimate claims		5,737	5,667	5,624	6,397	6,992	8,210	9,007	7,036	6,751	6,202
Cumulative payments		(5,648)	(5,567)	(5,491)	(6,188)	(6,625)	(7,664)	(8,094)	(5,885)	(5,242)	(3,300)
	1,563	89	100	133	209	367	546	913	1,151	1,509	2,902	9,482
Effect of discounting	(317)	-	(4)	-	11	2	4	2	-	-	-	(302)
Present value	1,246	89	96	133	220	369	550	915	1,151	1,509	2,902	9,180
Cumulative effect of foreign exchange movements	-	15	18	26	37	68	56	(11)	2	(22)	-	189
Effect of acquisitions	-	4	1	1	1	-	-	-	-	-	-	7
Present value recognised in the statement of financial position	1,246	108	115	160	258	437	606	904	1,153	1,487	2,902	9,376

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as 'paid' at the date of disposal.
      The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2002. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2011 were £929 million (2010: £896 million). The movement in the year reflects exceptional strengthening of provisions by £35 million in the UK (2010: £10 million in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago), other strengthening of £23 million (2010: £68 million), claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums
Movements
The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2011 £m	2010 £m
Carrying amount at 1 January	4,855	4,781
Premiums written during the year	10,364	10,469
Less: Premiums earned during the year	(10,099)	(10,424)
Change in UPR recognised as income	265	45
Gross portfolio transfers and acquisitions	(161)	(14)
Deconsolidation of Delta Lloyd	(424)	-
Foreign exchange rate movements	(52)	43
Carrying amount at 31 December	4,483	4,855

A9 - Liability for investment contracts
This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and the assumptions we used.

(a) Carrying amount
The liability for investment contracts at 31 December comprised:

	2011 £m	2010 £m
Long-term business
Participating contracts	64,985	69,482
Non-participating contracts at fair value	43,990	46,124
Non-participating contracts at amortised cost	1,669	2,181
	45,659	48,305
Total	110,644	117,787

(b) Long-term business investment liabilities
Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.
      Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note A8. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.
      For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated distributable surplus.
      Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.
      Of the non-participating investment contracts measured at fair value, £42,434 million in 2011 are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. These contracts are classified as 'Level 1' in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.
      For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term.
      In the US, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2011. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at
31 December 2011 were 4.766% and 0.503% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows and, for business issued since 2008, are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £0.92 billion and are classified as 'Level 2' in the fair value hierarchy.
      There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.
      The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

A9 - Liability for investment contracts continued
(c) Movements in the year
The following movements have occurred in the year:

(i) Participating investment contracts

	2011 £m	2010 £m
Carrying amount at 1 January	69,482	66,559
Provisions in respect of new business	3,433	6,169
Expected change in existing business provisions	(2,195)	(2,400)
Variance between actual and expected experience	(2,708)	845
Impact of operating assumption changes	(72)	36
Impact of economic assumption changes	631	240
Other movements	211	(65)
Change in liability recognised as an expense	(700)	4,825
Foreign exchange rate movements	(1,284)	(1,918)
Deconsolidation of Delta Lloyd	(2,523)	-
Other movements	10	16
Carrying amount at 31 December	64,985	69,482

The variance between actual and expected experience of £2.7 billion was primarily driven by unfavourable movements in investment markets in 2011, which had a direct or indirect impact on liability values. Equity markets fell and credit spreads on corporate bonds widened, reducing the value of assets supporting the participating investment liabilities. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The impact of economic assumption changes of £0.6 billion relates mainly to the impact of lower risk-free interest rates on UK with-profits business.  For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit

(ii) Non-participating investment contracts

	2011 £m	2010 £m
Carrying amount at 1 January	48,305	43,456
Provisions in respect of new business	3,863	4,096
Expected change in existing business provisions	(2,558)	(2,145)
Variance between actual and expected experience	(2,796)	1,276
Impact of operating assumption changes	1	20
Impact of economic assumption changes	7	3
Other movements	(123)	53
Change in liability	(1,606)	3,303
Effect of portfolio transfers, acquisitions and disposals	-	1,903
Deconsolidation of Delta Lloyd	(832)	-
Foreign exchange rate movements	(206)	(357)
Other movements	(2)	-
Carrying amount at 31 December	45,659	48,305

The variance between actual and expected experience of £2.8 billion was primarily driven by unfavourable movements in investment markets in 2011, which had a direct or indirect impact on liability values. Falling equity markets reduced the value of unit linked investment contracts, which comprise the vast majority of the non-participating investment contract liabilities. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities.

A10 - Reinsurance assets
This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2011 £m	2010 £m
Long-term business
Insurance contracts	3,747	3,650
Participating investment contracts	-	2
Non-participating investment contracts	1,626	1,463
Outstanding claims provisions	125	104
	5,498	5,219
General insurance and health
Outstanding claims provisions	974	1,113
Provisions for claims incurred but not reported	395	445
	1,369	1,558
Provision for unearned premiums	245	307
	1,614	1,865
Total	7,112	7,084

Of the above total, £5,086 million (2010: £4,675 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements
The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2011 £m	2010 £m
Carrying amount at 1 January	5,115	5,557
Asset in respect of new business	187	358
Expected change in existing business asset	7	(208)
Variance between actual and expected experience	290	81
Impact of operating assumption changes	(9)	(443)
Impact of economic assumption changes	433	(25)
Other movements	(260)	(318)
Change in asset	648	(555)
Effect of portfolio transfers, acquisitions and disposals	(2)	174
Deconsolidation of Delta Lloyd	(375)	-
Foreign exchange rate movements	(13)	(61)
Carrying amount at 31 December	5,373	5,115

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The increase in the reinsurance asset from economic assumption changes mainly relates to the impact of a reduction in valuation interest rate assumptions in the UK and Ireland, with a corresponding increase made to gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.

A10 - Reinsurance assets continued
(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2011 £m	2010 £m
Carrying amount at 1 January	1,558	1,643
Impact of changes in assumptions	87	17
Reinsurers' share of claim losses and expenses
Incurred in current year	247	265
Incurred in prior years	(84)	(46)
Exceptional strengthening of general insurance latent claims provisions	10	-
Reinsurers' share of incurred claim losses and expenses	173	219
Less:
Reinsurance recoveries received on claims
Incurred in current year	(138)	(125)
Incurred in prior years	(196)	(282)
Reinsurance recoveries received in the year	(334)	(407)
Unwind of discounting	19	23
Other movements	(1)	-
Change in reinsurance asset recognised as income	(56)	(148)
Effect of portfolio transfers, acquisitions and disposals	28	34
Deconsolidation of Delta Lloyd	(153)	-
Foreign exchange rate movements	(2)	28
Other movements	(6)	1
Carrying amount at 31 December	1,369	1,558

(iii) Reinsurers' share of the provision for UPR

	2011 £m	2010 £m
Carrying amount at 1 January	307	332
Premiums ceded to reinsurers in the year	650	770
Less: Reinsurers' share of premiums earned during the year	(678)	(800)
Change in reinsurance asset recognised as income	(28)	(30)
Reinsurers' share of portfolio transfers and acquisitions	-	4
Deconsolidation of Delta Lloyd	(30)	-
Foreign exchange rate movements	(4)	(2)
Other movements	-	3
Carrying amount at 31 December	245	307

A11 - Effect of changes in assumptions and estimates during the year
Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2010 to 2011, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2011 £m	Effect on profit 2010 £m
Assumptions
Long-term insurance business
Interest rates	(2,403)	(796)
Expenses	5	(1)
Persistency rates	(4)	2
Mortality for assurance contracts	35	71
Mortality for annuity contracts	(21)	(637)
Tax and other assumptions	99	167
Investment contracts
Interest rates	(82)	1
Expenses	-	1
Persistency rates	-	(21)
Tax and other assumptions	28	(3)
General insurance and health business
Change in loss ratio assumptions	5	(4)
Change in discount rate assumptions	(90)	(61)
Change in expense ratio and other assumptions	22	38
Total	(2,406)	(1,243)

The impact of interest rates for long-term business relates primarily to the UK and Netherlands driven by the reduction in valuation interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

A12 - Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.
      The following movements have occurred in the year:

	2011 £m	2010 £m
Carrying amount at 1 January	3,428	3,866
Change in participating contract assets	(3,016)	(444)
Change in participating contract liabilities	244	169
Effect of special bonus to with-profit policyholders	-	(58)
Other movements	70	4
Change in liability recognised as an expense	(2,702)	(329)
Effect of portfolio transfers, acquisitions and disposals	-	(3)
Deconsolidation of Delta Lloyd	(144)	-
Foreign exchange rate movements	60	(61)
Other movements	8	(45)
Carrying amount at 31 December	650	3,428

In Italy, the UDS balance was £1,449 million negative at 31 December 2011 (2010: £420 million negative). In France and Spain, certain participating funds had negative UDS balances at 31 December 2011, although in aggregate the UDS balances for each of these business units was positive (2010: Spain £15 million negative).
      Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances were tested for recoverability using embedded value methodology and in line with local accounting practice. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.
      Losses of £17 million in Italy and £49 million in Spain were incurred for negative UDS considered irrecoverable (2010: Italy £111 million, Spain £22 million).

A12 - Unallocated divisible surplus continued
In Italy the method for estimation of the recoverable negative UDS balance was changed in 2011, which is an alternative acceptable method under local accounting practice. The estimation basis uses a real-world embedded value method. In 2010 the recoverability test used a market-consistent embedded value method, with the reference rates based on the swap yield curve for a AA-rated bank with no liquidity premium. Using a market-consistent embedded value method in 2011 with reference rates based on swaps with no liquidity premium would reduce the negative UDS balance to £61 million. The IFRS profit before tax would reduce by £1,445 million and total comprehensive income would reduce by £425 million net of tax and non-controlling interests. It is impracticable to determine the effect of the change in estimate for future periods.
      Alternatively, using reference rates with allowance for a government spread premium based on the 'ECB AAA and Other' curve would reduce the negative UDS balance to £715 million. The IFRS profit before tax would reduce by £765 million and total comprehensive income would reduce by £225 million net of tax and non-controlling interests.
      In Spain no change was made to the estimation basis that uses a market-consistent embedded value method.

A13 - Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Movements during the year
Movements in borrowings during the year were:

			2011
	Core structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	3,853	1,042	4,895
Repayment of borrowings, including commercial paper	(3,848)	(1,283)	(5,131)
Net cash inflow/(outflow)	5	(241)	(236)
Foreign exchange rate movements	9	193	202
Borrowings acquired/(loans repaid) for non-cash consideration	-	34	34
Fair value movements	-	8	8
Amortisation of discounts and other non-cash items	3	-	3
Deconsolidation of Delta Lloyd	(816)	(5,683)	(6,499)
Movements in debt held by Group companies*	(12)	1	(11)
Movements in the year	(811)	(5,688)	(6,499)
Balance at 1 January	6,066	8,883	14,949
Balance at 31 December	5,255	3,195	8,450

Movements in borrowings during the previous year were:

			2010
	Core structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	2,921	726	3,647
Repayment of borrowings, including commercial paper	(2,274)	(613)	(2,887)
Net cash inflow	647	113	760
Foreign exchange rate movements	(77)	(801)	(878)
Borrowings acquired/(loans repaid) for non-cash consideration	-	(4)	(4)
Fair value movements	-	59	59
Amortisation of discounts and other non-cash items	1	-	1
Movements in debt held by Group companies*	6	5	11
Movements in the year	577	(628)	(51)
Balance at 1 January	5,489	9,511	15,000
Balance at 31 December	6,066	8,883	14,949

* Certain subsidiary companies have purchased issued subordinates notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2010 and 2011 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

A14 - Pensions obligations
(a) Carrying amounts

	2011 £m	2010 £m
Deficits in the main staff pension schemes	406	527
Other obligations to main staff pension schemes - insurance policies issued by Group companies*	-	1,445
Total IAS 19 obligations to main staff pension schemes	406	1,972
Deficits in other staff pension schemes	86	129
Total IAS 19 obligations to staff pension schemes	492	2,101
Restructuring provisions	106	152
Other provisions	398	690
Total	996	2,943
Less: Amounts classified as held for sale	(4)	-
	992	2,943

* The 2010 comparatives include insurance policies in respect of Delta Lloyd which were non-transferable under the requirements of IAS 19 and so were treated as other obligations to staff pension schemes within provisions above. Delta Lloyd ceased to be a subsidiary on 6 May 2011.

(b) Movements in the scheme deficits and surpluses
Movements in the pension schemes' surpluses and deficits comprise:

					2011
	Scheme assets £m	Scheme liabilities £m	Pension scheme net surplus/ (deficit) £m	Adjust for Group insurance policies £m	IAS 19 pensions net surplus/ (deficit) £m
Net deficits in the schemes at 1 January	11,416	(11,419)	(3)	(1,445)	(1,448)
Employer contributions	452	-	452	(66)	386
Employee contributions	12	(12)	-	(9)	(9)
Benefits paid	(356)	356	-	15	15
Current and past service cost	-	(58)	(58)	-	(58)
Credit/(charge) to finance costs	465	(565)	(100)	(13)	(113)
Actuarial gains/(losses)	1,347	(356)	991	16	1,007
Disposals	(23)	30	7	-	7
Deconsolidation of Delta Lloyd	(1,589)	1,558	(31)	1,582	1,551
Exchange rate movements on foreign plans	67	(61)	6	(80)	(74)
Net surplus in the schemes at 31 December	11,791	(10,527)	1,264	-	1,264

					2010
	Scheme assets £m	Scheme liabilities £m	Pension scheme net deficit £m	Adjust for Group insurance policies £m	IAS 19 pensions net deficit £m
Deficits in the schemes at 1 January	10,105	(11,812)	(1,707)	(1,351)	(3,058)
Employer contributions	579	-	579	(34)	545
Employee contributions	15	(15)	-	(9)	(9)
Benefits paid	(385)	385	-	47	47
Current and past service cost	-	(170)	(170)	-	(170)
Gains/(losses) on curtailments	(1)	348	347	-	347
Credit/(charge) to finance costs	522	(652)	(130)	(65)	(195)
Actuarial gains/(losses)	623	456	1,079	(80)	999
Transfers	1	2	3	(1)	2
Exchange rate movements on foreign plans	(43)	39	(4)	48	44
Net deficits in the schemes at 31 December	11,416	(11,419)	(3)	(1,445)	(1,448)

The fall in the pension schemes' net deficits during 2011 is mainly attributable to increases in investment values and additional employer contributions, partly offset by changes in actuarial assumptions.

A14 - Pensions obligations continued
(c) Pension expense
As noted above, plan assets in the UK and Dutch schemes include insurance policies with other Group companies. To avoid double-counting of investment income on scheme assets and the assets backing the underlying policies, adjustments have been made to the former as shown in the tables below.
      The total pension expense for these schemes comprises:

Recognised in the income statement

	2011 £m	2010 £m
Continuing operations
Current service cost	(51)	(126)
Past service cost	-	(10)
Gains on curtailments	-	347
Total pension (cost)/credit from continuing operations	(51)	211
Total pension cost from discontinued operations	(7)	(34)
Total pension (cost)/credit charged to net operating expenses	(58)	177
Expected return on scheme assets	452	457
Interest charge on scheme liabilities	(539)	(584)
Charge to finance costs from continuing operations	(87)	(127)
Charge to finance costs from discontinued operations	(26)	(68)
Total charge to finance costs	(113)	(195)
Total (charge)/credit to income arising from continuing operations	(138)	84
Total charge to income arising from discontinued operations	(33)	(102)
Total charge to income	(171)	(18)

The gains on curtailments in 2010 principally arose from closure of the UK schemes to future accrual.

Recognised in the statement of comprehensive income

	2011 £m	2010 £m
Continuing operations
Expected return on scheme assets	(452)	(457)
Actual return on these assets	1,815	1,001
Actuarial gains on scheme assets	1,363	544
Experience (losses)/gains arising on scheme liabilities	(46)	382
Changes in assumptions underlying the present value of the scheme liabilities	(321)	152
Actuarial gains from continuing operations	996	1,078
Actuarial gains/(losses) from discontinued operations	11	(79)
Total actuarial gains recognised in other comprehensive income	1,007	999

Attributable to equity shareholders of Aviva plc	1,002	1,033
Attributable to non-controlling interests	5	(34)
	1,007	999

The loss arising from changes in assumptions in 2011 primarily reflects the impact of lower discount rates for liabilities across all but the Irish schemes.
      The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since
1 January 2004 (the date of transition to IFRS) is a loss of £224 million at 31 December 2011 (2010: cumulative loss of £1,231 million).

A15 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2011 £m	2010 £m
Cash at bank and in hand	8,854	9,740
Cash equivalents	14,215	15,715
	23,069	25,455
Bank overdrafts	(668)	(760)
	22,401	24,695

A16 - Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
      The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2011				2010
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m
Associates	-	(3)	(49)	-	47	-	-	-
Joint ventures	23	-	-	125	18	-	-	375
Employee pension schemes	13	-	-	9	10	-	-	2
	36	(3)	(49)	134	75	-	-	377

Transactions with joint ventures in the UK relate to the property management undertakings.  At 31 December 2011, our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities. Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
      Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies.
      The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.
      Transactions with joint ventures in Asia relate to life business in India, Malaysia, Korea, Taiwan, China and Vietnam.

A17 - Risk management
This note sets out the major risks our businesses face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital requirements.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite, risk modelling, roles and responsibilities, risk policies and procedures and risk governance and oversight. Additional information on the key elements of the RMF is included in the risk and capital management section of the performance review. The Group's approach to risk management ensures that significant existing or emerging risks are actively identified, measured, managed, monitored and reported on a continuous basis.
      For the purposes of risk identification and measurement, risks are usually grouped by risk type: credit, market, liquidity, general insurance, life insurance and operational risk. Risk falling within these types may affect a number of key metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products that we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation. Additional information on the group's risks is included in the risk section of the Performance review.
      To promote a consistent and rigorous approach to risk management across all our businesses and locations in which we operate, we have a set of formal risk policies and business standards. These risk policies and business standards set out our appetite for different risk types and provide risk management and control requirements for the group's worldwide operations.

A17 - Risk management continued
A regular top-down key risk identification and assessment process is carried out in the risk function at group level based on group and regional chief risk officer and functional risk director input. This includes the consideration of emerging risks and is supported by deeper thematic reviews and is replicated at regional and business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
      Risk models are an important tool in our measurement of risk and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged. Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk it is willing to take. The Group's position against risk appetite is monitored and reported to the Board on a regular basis.
      The risk governance framework allocates responsibility for the oversight of risk management to a number of committees at group centre, with the Asset Liability Committee (ALCO) providing a key focus on business and financial risks and the Operational Risk Committee (ORC) providing a key focus on operational risks. The group-level committees are in turn supported by similar governance structures in the regions.

 Risk management in relation to Delta Lloyd
During 2011 Aviva has completed a partial disposal of its equity holding in Delta Lloyd. At 31 December 2010 Aviva held a controlling interest of 58% in Delta Lloyd's issued equity, and as a result and in accordance with IFRS, consolidated 100% of Delta Lloyd assets and liabilities. As a result of the partial disposal of Delta Lloyd on 6 May 2011 Aviva's share of Delta Lloyd's voting rights has fallen below 50% and so Delta Lloyd has been deconsolidated. Aviva has retained a 41.9% associate interest. Aviva continues to actively monitor the quality of Delta Lloyd's balance sheet and risk profile through:
■   Membership of the Supervisory Board with access to Board papers and its committees;
■   Delta Lloyd's submission of financial data to meet the group external reporting requirements;
■   Delta Lloyd's submission of information to meet the group's regulatory commitments; and
■   Reviewing of the quarterly risk profile (ORSA report) as approved by the Delta Lloyd Executive Board.

To enable Aviva to satisfy its ongoing financial reporting, audit and other legal and regulatory requirements, including Aviva's risk management and control procedures, Delta Lloyd will continue to provide to Aviva the relevant information to satisfy its legal, regulatory requirements in line with the Strategic Investment Agreement .This includes other certifications as required in connection with Aviva's UK listing. Aviva is entitled to nominate, and propose replacements, for two Supervisory Board members.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk arises as a consequence of asset investments made to achieve the returns required to satisfy policyholder liabilities and to provide enhanced long-term risk-adjusted returns to shareholders. Aviva is exposed to third party credit quality changes through a range of other activities including reinsurance. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.

A17 - Risk management continued
Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Credit risk categories include spread risk, default risk and rating migration risk:
■   Spread risk arises from changes in level or volatility of third party credit spreads over risk-free interest rates, that can be caused by credit concerns (improving or worsening) on the issuer, or from market factors, such as risk appetite and liquidity within the market;
■   Default risk is the risk that a counterparty is unable or unwilling to meet its financial obligations when they fall due, and includes delays in repayments, restructuring of repayments/interest schedule and bankruptcy;
■   Rating migration risk is the risk that a change in external credit rating of a counterparty adversely impacts Aviva;

Our credit risks arise principally through exposures to debt security investments, structured asset investments, derivative counterparties, mortgage lending and reinsurance counterparties.
      The group manages its credit risk at business unit, regional and group levels. All business units and regions are required to implement local credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a group limit framework that must be adhered to by all.
      Management of credit risk is effected through six core elements:
■   The setting up of an overall credit risk appetite by the Board Risk Committee, which controls the total credit risk to which the group is exposed.
■   The maintenance of and adherence to an effective governance structure. This includes clear guidance, scope and frameworks for all aspects of the management of the credit to ensure accountability and clarity including clear delegations of authority and a group wide credit risk policy and associated business standards.
■   The accurate and timely reporting of detailed exposure information, and their aggregation by counterparty, exposure types, sectors, geography and ratings.
■   The implementation of a sophisticated capital charge-based credit limit framework that considers and quantifies the key specific attributes of each exposure (e.g. seniority, maturity, etc) and provides a counterparty level aggregation methodology covering all exposures to a counterparty. This is then managed against centrally set limits. Gross exposure limits are also set to ensure that any unexpected jump to default risks are appropriately restricted.. Additional limit and controls are applied for structured assets and reinsurance counterparty exposures.
■   Additional committee and risk function oversight is provided on all credit risk related matters. This includes regular consideration and review of our key counterparties, systemic factors such as sector and geographic concentrations, monitoring and addressing key credit themes and news that emerge in the markets. The Credit Approvals Committee provides a forum to ensure that all key recommendations are considered, and decisions implemented throughout the group. The regional and group ALM and risk functions ensure that qualitative aspects of risk management are considered and evaluated to provide further oversight and balance to the quantitative aspects.
■   Risk mitigation techniques are used where and when deemed appropriate. These are utilised where possible to remove residual unwanted risks, as well as to bring or keep exposure limits within appetite, and include methods such as collateralisation and the purchase of credit protection such as credit default index swaps. Collateral held either takes the form of cash, or other financial assets. Where a financial asset is recognised in the statement of financial position at fair value, that value reflects the credit enhancement as a result of the relevant collateral received.

A17 - Risk management continued
A detailed breakdown of the group's current credit exposure by credit quality is shown below.

Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure, for financial assets with external credit ratings, of the group. Not rated assets capture assets not rated by external ratings agencies.

	Credit rating
At 31 December 2011	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	32.4%	13.2%	29.9%	16.3%	2.8%	5.4%	153,252
Reinsurance assets	0.0%	70.1%	23.2%	0.0%	0.4%	6.3%	7,112
Other investments	0.2%	0.8%	1.4%	2.3%	0.4%	94.9%	30,160
Loans	0.9%	1.3%	1.2%	0.2%	0.8%	95.6%	28,116

	Credit rating
At 31 December 2010	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	167,482
Reinsurance assets	0.2%	58.8%	25.3%	1.5%	0.1%	14.1%	7,084
Other investments	0.2%	1.1%	1.4%	0.4%	0.1%	96.8%	36,730
Loans	3.8%	5.8%	2.2%	0.4%	0.7%	87.1%	43,074

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.
      The impact of collateral held on the net credit exposure is shown below.

			2011			2010
At 31 December 2011	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m	Carrying value in the statement of financial position £m	Collateral held £m	Net credit exposure £m
Debt securities	153,252	(15,594)	137,658	167,482	(15,383)	152,099
Reinsurance assets	7,112	(443)	6,669	7,084	(434)	6,650
Other investments	30,160	(4,989)	25,171	36,730	(3,704)	33,026
Loans	28,116	(5,825)	22,291	43,074	(4,669)	38,405

Financial exposures to peripheral European countries
Included in our debt securities and other financial assets, are exposures to peripheral European countries. Gross of non-controlling interests, our direct shareholder assets exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain has reduced since FY 2010 see D3.4.5. We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

A17 - Risk management continued
Other investments
Other investments (including assets of operations, classified as held for sale £217 million) include:
■   £27,260 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis.
■   Derivative financial instruments of £1,498 million, representing positions to mitigate the impact of adverse market movements.
■   Other assets of £1,619 million, includes deposits with credit institutions and minority holdings in property management undertakings.
The group loan portfolio principally comprises:
■   Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■   Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
■   Mortgage loans collateralised by property assets.

Unit trusts and other investment vehicles
The credit quality of the underlying debt securities within these vehicles is managed by the safeguards built into the investment mandates for these funds. We rely on our understanding that the trusts and their asset managers are only approved if they satisfy certain selection criteria (including due diligence in the form of a questionnaire and/or research by dedicated teams). In addition, the asset managers are mandated to make investments in line with the funds' risk profiles as marketed to prospective customers and policyholders. Accordingly, as part of reviewing the asset quality of unit trusts and other investment vehicles, we monitor the assets within the funds and their performance to ensure they remain in line with the respective investment mandates for these funds.
      A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall market risk appetite.

Loans
The majority of the group loans portfolio is unrated. However, we use the following metrics to internally monitor our exposure:
■   Property collateralisation (i.e. loan to value);
■   Interest and debt service cover; and
■   Diversity of the tenant base.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Credit concentration risk
The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the group credit policy , associated business standards and the credit limits framework. In cases where the business is particularly exposed to credit risk (e.g. in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement. The impact of aggregation of credit risk is monitored as described above. With the exception of government bonds the largest aggregated counterparty exposure is approximately 1.2% of the Group's total shareholder assets.

A17 - Risk management continued
Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers, due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Credit Approvals Committee has a monitoring role over this risk.
      The Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2011, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,314 million.

Securities finance
The Group has significant securities financing operations within the UK and smaller operations overseas. The risks within this business are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to result in minimal residual risk. The Group operates strict standards around collateral management, margin calls and controls.

Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trades where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls including the requirement that all 'Over the Counter' derivatives are supported by credit support annexes and ISDAs or their local equivalents unless otherwise agreed with the Group ALM team. Counterparites must have a minimum credit rating from rating agencies (S&P, Moody's and Fitch) and the collateral process must meet certain minimum standards as set out by Group guidelines. Residual exposures are captured within the Group's credit management framework. Many of the largest shareholder notional positions are exchange traded, rather than over the counter (OTC), with the added protection that provides (i.e. mitigated significantly through the protection offered by the exchange) and is controlled by the Group's local asset management operations.

Unit-linked business
As discussed previously, in unit-linked business the policyholder bears the market risk and credit risk, on investment assets in the unit funds, and the shareholders' exposure to credit risk is limited to the extent that their income arises from asset management charges based on the value of assets in the fund.

Impairment of financial assets
The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired
At 31 December 2011	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	152,988	-	-	-	-	264	153,252
Reinsurance assets	7,112	-	-	-	-	-	7,112
Other investments	30,152	-	-	-	-	8	30,160
Loans	27,582	6	-	-	-	528	28,116
Receivables and other financial assets	7,650	134	148	2	3	-	7,937

	Financial assets that are past due but not impaired
At 31 December 2010	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	167,334	-	3	3	28	114	167,482
Reinsurance assets	7,084	-	-	-	-	-	7,084
Other investments	36,671	19	6	15	8	11	36,730
Loans	42,045	326	26	11	7	659	43,074
Receivables and other financial assets	7,983	209	36	39	10	18	8,295

Credit investment criteria are set locally within overall credit limits prescribed by the Group Credit Approvals Committee and within the framework of the Group credit policy. The credit quality of financial assets is managed at the local business unit level. Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek collateral from the counterparty.
      There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

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(c) Market risk
Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, foreign currency exchange rates, property and commodity prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.
      The Group has established a policy on market risk which sets out the principles that businesses are expected to adopt in respect of management of the key market risks to which the Group is exposed. The Group monitors adherence to this market risk policy and regularly reviews how business units are managing these risks locally, through the Assets Committee and ultimately the Asset Liability Committee (ALCO). For each of the major components of market risk, described in more detail below, the Group has put in place additional processes and procedures, described in internal business standards, to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.
      The management of market risk is undertaken in businesses, regions and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. The ALM function is responsible for managing market risk at Group level.
      The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched.
      In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives.
      The Group writes unit-linked business in a number of its operations. In unit-linked business, the policyholder bears the investment risk on the assets held in the unit-linked funds, as the policy benefits are directly linked to the value of the assets in the fund.
      The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

Equity price risk
The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group's shareholders are exposed to the following sources of equity risk:
■   Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds.
■   The indirect impact from changes in the value of equities held in policyholders' funds from which management charges or a share of performance are taken; and
■   Its interest in the free estate of long-term with-profits funds.

We continue to limit our direct equity exposure in line with our risk preferences for equity risk. The reduction of the shareholding in Delta Lloyd has decreased the group's IFRS balance sheet risks and, in particular, has led to a fall in equity exposures. The sale of the RAC business has also reduced our strategic equity exposure and our extended equity hedging programme during 2011 has further reduced our equity exposures. At a business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of either the company in respect of shareholder assets or the fund in respect of policyholder assets concerned. In addition investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
      Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2011 the Group's shareholder funds held £3 billion notional of equity hedges, with up to 12 months to maturity with an average strike of 89% of the prevailing market levels on 31 December 2011.
      The Assets Committee actively monitors the Group's equity exposures relative to risk appetite.
      Sensitivity to changes in equity prices is given in section (h) below.

A17 - Risk management continued
Property price risk
The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide and through investments in mortgages and mortgage backed securities. Investment in property is managed at regional and business level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite. The Assets Committee also monitors the Group's property exposure, relative to risk appetite
      As at 31 December 2011, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
      Sensitivity to changes in property prices is given in section (h) below.

Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder participation features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values.
      Interest rate risk is managed by the ALM function and monitored and managed at Group level by the Assets Committee, and the Asset Liability Committee. Exposure to interest rate risk is monitored through several measures that include value-at-risk analysis, position limits, risk modelling (stress and scenario tests), asset and liability matching using measures such as duration. The Group has a general preference for minimising interest rate risk where practical and has also set a quantitative group level interest rate risk appetite. The impact of exposure to sustained low interest rates is regularly monitored.
      The Group manages this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements. Interest rate risk is also managed using a variety of derivative instruments, including futures, options, swaps, caps and floors, in order to provide a degree of hedging against unfavourable market movements in interest rates inherent in the assets backing technical liabilities.
      Sensitivity to changes in interest rates is given in section (h) below. Further information on borrowings is included in note A13.

Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities or are hedged. For this reason, no sensitivity analysis is given for these holdings.
      The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
      The Group's foreign exchange standard requires that each of our subsidiaries should aim to maintain sufficient assets in its local currency to meet local currency liabilities and to report any material mismatches. Therefore, capital held by the Group's business units should generally be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. The Group's approach is to manage these exposures by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group's regulatory capital requirement for each major currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

A17 - Risk management continued
At 31 December 2011, the Group's total equity deployment by currency was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2011	3,427	6,442	3,237	2,257	15,363
Capital 31 December 2010	3,301	9,288	2,712	2,424	17,725

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2011	(524)	632	(323)	323
Net assets at 31 December 2010	(899)	833	(271)	271

The changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit. Net assets are stated after taking account of the effect of currency hedging activities.

Derivatives risk
Derivatives are used by a number of the businesses, within policy guidelines agreed by the Board of directors, as set out in the group policy on derivatives use. Activity is overseen by the Derivatives Approvals Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by businesses. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail savings products. Derivative transactions are covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless prior approval has been obtained from the Derivatives Approvals Committee. As noted above, over-the-counter derivative contracts are entered into only with approved counterparties and using ISDA documentation and credit support annexes (or equivalent) unless otherwise agreed by the Group ALM function. Adherence to the collateral requirements as set out in the relevant internal business standards thereby reduces the risk of credit loss.
      The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

 (d) Liquidity risk
At Group level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Group and Company have a strong liquidity position (£1.5 billion of financial assets held at group) and through the application of a Group liquidity risk policy and business standard seek to maintain sufficient financial resources to meet their obligations as they fall due. In addition to this strong liquidity position, the Group and company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of leading international banks to further mitigate this risk. The Group has also implemented a liquidity risk policy and framework to ensure that businesses within the Group also maintain sufficient liquidity to withstand adverse scenarios.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2011 and 2010 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
      Almost all investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for non-linked investment contracts. However, contractually, the total liability for non-linked investment contracts of £59,690 million (2010: £63,197 million) would be shown in the 'within 1 year' column below. Unit-linked contracts are repayable or transferable on demand and are therefore shown in the 'within 1 year' column.

A17 - Risk management continued

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	120,164	9,949	36,636	47,037	26,542
Investment contracts - non-linked	59,690	5,984	18,975	25,044	9,687
Linked business	65,994	65,994	-	-	-
General insurance and health	15,241	5,645	5,967	2,913	716
Total contract liabilities	261,089	87,572	61,578	74,994	36,945

At 31 December 2010	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	132,400	12,025	42,609	50,206	27,560
Investment contracts - non-linked	63,197	3,254	13,970	26,901	19,072
Linked business	82,769	82,769	-	-	-
General insurance and health	17,121	7,222	6,453	2,872	574
Total contract liabilities	295,487	105,270	63,032	79,979	47,206

(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise.

At 31 December 2011	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	153,252	18,698	39,079	95,460	15
Equity securities	32,646	-	-	-	32,646
Other investments	30,160	21,007	1,192	1,016	6,945
Loans	28,116	6,490	2,800	18,825	1
Cash and cash equivalents	23,043	23,043	-	-	-
	267,217	69,238	43,071	115,301	39,607

At 31 December 2010	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	167,482	20,996	46,182	100,133	171
Equity securities	49,076	-	-	-	49,076
Other investments	36,730	32,625	1,713	956	1,436
Loans	43,074	7,492	5,339	30,240	3
Cash and cash equivalents	25,455	25,455	-	-	-
	321,817	86,568	53,234	131,329	50,686

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Insurance risk
(i) Life insurance risk
Types of risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

Risk management framework
The Group has developed a life insurance risk policy and associated business standards covering various aspects of life insurance risk management. Individual life insurance risks are managed at a business unit level but are also monitored at group level.
      The Group Insurance Committee monitors the application of the risk policy in each business, and receives management information on life insurance risks including experience data, analysis of change and economic capital consumption.

A17 - Risk management continued
The committee considers all areas of life insurance risk, but in particular has a remit to monitor mortality, longevity, morbidity, persistency, product development and pricing, unit pricing and expenses.
      The committee also considers the reinsurance coverage across the life businesses. It confirms that guidance and procedures are in place for each of the major components of life insurance risk, and that the businesses mitigate against any life insurance risk outside local appetite, within the parameters for the overall group risk appetite.
      The committee has also developed guidance for business units on management of a number of areas of life insurance risk to ensure best practice is shared throughout the group and common standards are adopted.

Management of life insurance risks
The risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2011. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities.  The Group has continued to write strong volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to benefit from a significant diversification against other risks in the portfolio. The individual life insurance risks are managed as follows:
■   Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage group-wide risk exposures and monitor that the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.
■   Longevity risk and internal experience analysis are carefully monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and the capital implications to manage the impact on the group-wide exposure and the capital funding that businesses may require as a consequence. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.
■   Persistency risk is managed at a business unit level through frequent monitoring of company experience, benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group Insurance Committee has developed guidelines on persistency management.
■   Product design and pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss for and reputation damage to the Group. Business standards have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing, and through the review of existing products.
■   Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

In addition to economic capital modelling, sensitivity testing is used to measure the capital required and volatility in earnings due to exposure to life insurance risks, typically through MCEV reporting (examples of which are contained elsewhere in this report). This assessment is made at both business unit level and at group level where the impact of aggregation of similar risks can be measured and is supplemented by scenario analysis. This enables the group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.
      Examples of each type of embedded derivative affecting the Group are:
■   Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.
■   Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
■   Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework.

(ii) General insurance risk
Types of risk
General insurance risk in the Group arises from:
■   Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
■   Unexpected claims arising from a single source;
■   Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten;
■   Inadequate reinsurance protection or other risk transfer techniques; and
■   Inadequate reserves.

A17 - Risk management continued
The majority of the general insurance business underwritten by the Group is of a short tail nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is agreed by the Executive Committee and communicated via specific policy statements and guidelines. Like life insurance risk, general insurance risk is managed primarily at business unit level with oversight at a group level, through the Group Insurance Committee.
      The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported through the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements. All general insurance business units undertake a quarterly review of their insurance risks, the output from which is a key input into the economic capital assessments.
      The Group Insurance Committee monitors and develops the management of insurance risk in the general insurance business units, and assesses the aggregate risk exposure. It is responsible for the development and review of the Group policies and business standards for underwriting, claims, reinsurance and reserving that form part of the risk management framework.
      Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The Group has pioneered various developments, such as the Aviva UK Digital Flood Map to effectively manage exposures arising from specific perils. Where appropriate such projects are employed throughout the business units to promote the adoption of best practice as standard.

General insurance claims reserving
Actuarial claims reserving is conducted by local actuaries in the various general insurance business units according to the General Insurance Reserving policy/ business standard. The Group Insurance Committee monitors and maintains the general insurance reserving policy/ business standard, and conducts quarterly reviews of the Group's general insurance claims provisions, and their adequacy. The reviews include peer reviews of the business unit's own conclusions as well as independent analysis to confirm the reasonableness of the local reviews.
      The adequacy of the Group's general insurance claims provisions is ultimately overseen by the Group Insurance Committee. A number of business units also have periodic external reviews by local consultant actuaries (often as part of the local regulatory requirement).

Reinsurance strategy
The purchase of reinsurance is governed by the reinsurance standards for both life and general insurance recently introduced by the Group. The standards set out the Group's minimum requirements required to achieve a consistent approach to the assessment, management, retention and placement of reinsurance across the Group. Significant reinsurance purchases are reviewed annually at both business unit and group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the objectives set out in the Group reinsurance business standards. The basis of these purchases is underpinned by analysis of economic capital, economic gain, earnings volatility, liquidity, retained risk exposure profile and the Group's franchise value.
      Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we will analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry. The catastrophe accumulations and loss probabilities based on the Group's specific portfolios of business are reviewed internally to ensure the losses from individual territories, or from our peak exposure zone Northern Europe, are within acceptable limits.
      Processes are in place to manage catastrophe risk in individual business units and at a Group level. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe excluding Delta Lloyd) is approximately £280 million, for a one in ten year annual loss scenario, compared to approximately £490 million when measured on a one in a hundred year annual loss scenario.
      In our 2009 and 2010 Report & Accounts we reported our participation in a share of a reinsurer's US property catastrophe portfolio. Under this arrangement we assume exposure from Hiscox plc that does not correlate with the Group's other general insurance exposures and therefore provides an opportunity to diversify the general insurance portfolio.  For the 2011 underwriting year the modelled loss from a one in ten year annual loss scenario was £40 million compared to approximately £100 million when measured on a one in a hundred year annual loss scenario. The arrangement has been renewed for the 2012 underwriting year based on a similar level of participation.

(f) Operational risk
Types of operational risk
Operational risk is the risk of loss, arising from inadequate or failed internal processes, or from people and systems, or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance risks.

Operational risk management
We process a large number of complex transactions across numerous and diverse products, and are highly dependent on the proper functioning of information technology and communications systems. We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions. The long-term nature of our business means that accurate records have to be maintained for significant periods. Significant resources are devoted to maintaining efficient and effective operations within our framework of corporate responsibility, policies, business standards and business ethics code.

A17 - Risk management continued
Our businesses are primarily responsible for identifying and managing operational risks in line with minimum standards of control set out in our policies and business standards. Each operational risk is assessed by considering the potential impact and the probability of the event occurring.
      Business management teams must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact level are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events; taking appropriate action to address actual control breakdowns and promote internal learning from these occurrences.
      The Operational Risk Committee (ORC) oversees the Group's aggregate operational risk exposure on behalf of the Group Executive Committee. It makes recommendations on the risk appetite that the Group can work within for operational risk, assesses and monitors overall operational risk exposures, identifying any concentrations of operational risk across the Group, and in particular verifies that mitigating action plans are implemented.

(g) Brand and reputation risk
Brand and reputation risk is the risk of loss of franchise value due to damage to our brand or our reputation with customers, distributors, investors and regulators. Our success and results are, to a certain extent, dependent on the strength of our global Aviva brand and reputation. While we as a group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer's expectations for the product change.
      One of the FSA's strategic objectives is to help customers get a fair deal through its 'treating customers fairly' principle. Examples of 'treating customers fairly' include: products and services targeted to meet customers' needs and which perform in line with what customers have been led to expect; clear information (and advice where relevant); good service; and making sure there are no unfair barriers that prevent customers from getting access to their money, changing products or making a successful insurance claim. The FSA regularly checks that we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
      If we do not manage successfully the perception of our brands and reputation, it could cause existing customers or agents to withdraw from our business and potential customers or agents to be reluctant or elect not to do business with us. This would adversely impact our business and results of operations.

(h) Risk and capital management
Sensitivity test analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on all of the group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in the supplementary section of this report.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.
      For participating funds, a negative unallocated divisible surplus (UDS) may be held, subject to recoverability from margins in the participating business liabilities, with any irrecoverable amount charged to net income. The amount of negative UDS that is recoverable is sensitive to movements in risk-free interest rates and credit spreads on the participating fixed interest assets. The increase in interest rate sensitivities for participating investment contracts between 2010 and 2011 primarily reflects the widening of credit spreads on bonds in Italy. An increase in interest rates would increase the amount of irrecoverable UDS that is charged to net income, while a reduction in interest rates would allow the reversal of losses incurred in previous periods.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

A17 - Risk management continued
Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2011
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(155)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(135)	85	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	-	-
Investment non-participating	(15)	15	15	(15)	(20)	-	-
Assets backing life shareholders' funds	135	(15)	35	(35)	-	-	-
Total excluding Delta Lloyd	(95)	(30)	160	(265)	(150)	(70)	(520)

Impact before tax on shareholders' equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(80)	(115)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(500)	455	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	-	-
Investment non-participating	(110)	25	15	(15)	(20)	-	-
Assets backing life shareholders' funds	35	85	40	(40)	-	-	-
Total excluding Delta Lloyd	(690)	490	165	(270)	(150)	(70)	(520)

Sensitivities as at 31 December 2010
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(35)	(155)	45	(105)	(30)	(10)	(45)
Insurance non-participating	(210)	225	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	-	-	-
Investment non-participating	(10)	10	10	(10)	(5)	-	-
Assets backing life shareholders' funds	30	(35)	15	(10)	-	-	-
Total excluding Delta Lloyd	(245)	60	130	(220)	(45)	(55)	(350)

Impact before tax on shareholders' equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(60)	(125)	40	(100)	(30)	(10)	(45)
Insurance non-participating	(575)	635	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	-	-	-
Investment non-participating	(90)	100	10	(10)	(5)	-	-
Assets backing life shareholders' funds	(75)	70	20	(15)	-	-	-
Total excluding Delta Lloyd	(820)	695	130	(220)	(45)	(55)	(350)

A17 - Risk management continued
The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as AFS in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders' equity.
      The sensitivities to economic movements relate mainly to business in the UK and the US for continuing operations, and the Netherlands for discontinued operations. In general, a fall in market interest rates has a beneficial impact on non-participating business and shareholders' funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the US, most debt securities are classified as AFS, which limits the overall sensitivity of IFRS profit to interest rate movements. The mortality sensitivities relate primarily to the UK.
      Changes in sensitivities between 2010 and 2011 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.
       The impact on the Group's results from sensitivity to these assumptions can also be found in the MCEV sensitivities included in the alternative method of reporting long-term business profits section.

General insurance and health business
Sensitivities as at 31 December 2011
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(130)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(130)	(290)

Impact before tax on shareholders' equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(30)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(30)	(290)

Sensitivities as at 31 December 2010
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(235)	220	45	(50)	(110)	(285)
Net of reinsurance excluding Delta Lloyd	(290)	285	45	(50)	(110)	(280)

Impact before tax on shareholders' equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(235)	220	45	(50)	(30)	(285)
Net of reinsurance excluding Delta Lloyd	(290)	285	45	(50)	(30)	(280)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business
Sensitivities as at 31 December 2011
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

Impact before tax on shareholders' equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

A17 - Risk management continued
Sensitivities as at 31 December 2010
Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(15)	15	(5)	55

Impact before tax on shareholders' equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(15)	15	-	50

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

A18 - Analysis of general insurance
(i) United Kingdom (excluding Aviva Re and agencies in run-off)

	Net written premium		Underwriting result		Combined operating ratio
	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
Personal
Motor	1,387	1,195	58	(46)	96%	103%
Homeowner	797	809	87	12	89%	100%
Other	510	419	39	66	93%	89%
	2,694	2,423	184	32	91%	97%
Commercial
Motor	618	545	(76)	10	113%	98%
Property	640	638	11	20	99%	99%
Other	419	440	(9)	44	102%	90%
	1,677	1,623	(74)	74	105%	96%
Total	4,371	4,046	110	106	96%	96%

(ii) France

	Net written premium		Underwriting result		Combined operating ratio
	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
Motor	347	318	(14)	(14)	104%	104%
Property and other	442	416	84	15	80%	96%
Total	789	734	70	1	90%	99%

(iii) Ireland

	Net written premium		Underwriting result		Combined operating ratio
	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
Motor	179	200	14	(32)	93%	117%
Property and other	188	197	(19)	15	111%	92%
Total	367	397	(5)	(17)	102%	105%

(iv) Canada

	Net written premium		Underwriting result		Combined operating ratio
	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
Motor	1,130	1,055	89	29	92%	98%
Property	701	654	(14)	(3)	102%	101%
Liability	204	201	9	18	96%	92%
Other	48	48	13	16	67%	62%
Total	2,083	1,958	97	60	95%	97%

A19 - Funds under management

	2011			2010
	Life and related businesses £m	General business and other £m	Total £m	Total £m
Total IFRS assets included in the consolidated statement of financial position	282,286	30,090	312,376	370,107
Less: third party funds included within consolidated IFRS assets	-	(11,814)	(11,814)	(9,999)
	282,286	18,276	300,562	360,108
Third party funds under management			67,557	75,491
			368,119	435,599
Non-managed assets			(31,558)	(33,348)
Funds under management			336,561	402,251
Delta Lloyd			-	(62,362)
Funds under management (excluding Delta Lloyd)			336,561	339,889

A20 - Operational cost base
The Aviva operating cost base is calculated from reported IFRS expenses as set out in the table below:

	2011 £m	2010 £m
Other expenses (as reported)	3,297	2,573
Less: Non-operating items included above (amortisation and impairments)	(911)	(258)
Add: Claims handling costs1	539	600
Non-commission acquisition costs2	1,192	1,137
Operating cost base from continuing operations	4,117	4,052
Operating cost base from discontinued operations	362	943
Operating cost base	4,479	4,995

1 As reported within Claims and benefits paid of £26,934 million (2010: £24,918 million).
2 As reported within Fee and commissions expense of £4,554 million (2010: £5,433 million).

During 2011, the operating cost base from continuing operations increased by 2% to £4,117 million (FY10: £4,052 million). The like-for-like cost base presented below is adjusted for the impact of foreign exchange, businesses acquired and disposed of during the year, the impact of European levies, Solvency II costs and elimination of one-off restructuring and integration spend in both years. On a like-for-like basis the cost base remained broadly flat at £3,779 million compared with a 31 December 2010 like-for-like cost base of £3,778 million.

Movement in operating cost base

£m
Total operating cost base 2010	4,995
Delta Lloyd costs for 20101	(943)
Total operating cost base from continuing operations 2010	4,052
Less: restructuring and integration for 2010	(223)
European levies2	(66)
Impact of acquisitions and disposals3	4
Foreign exchange	11
2010 like-for-like operating cost base	3,778
Inflation4	116
UK Life	(1)
UK General Insurance	(63)
Europe	(21)
Other businesses (including Group centre)	(30)
2011 like-for-like operating cost base	3,779
Restructuring and integration 2011	262
European levies2	76
Total operating cost base from continuing operations 2011	4,117
Delta Lloyd costs from 1 January 2011 to 6 May 20111	362
Total operating cost base 2011	4,479

1 Delta Lloyd associate status effective from 7 May 2011 onwards.
2 Levies and sales taxes charged to European Businesses.
3 Impact of acquisitions and disposals - restatement of the 2010 cost base for the impact of acquisitions and disposals in both 2010 and 2011 to achieve a cost base on a like-for-like basis.

4 Inflation - Notional level of Inflation that would have impacted the operating cost base during the period. This is calculated at an individual country level, and applied to operating expenditure i.e. excluding restructuring and integration costs (but including adjustments for acquisitions and disposals). The overall weighted average is calculated at 3.1%.

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End of Part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary